Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of December 22, 2010,

among

VIGOR INDUSTRIAL LLC,

NAUTICAL MILES, INC.

and

TODD SHIPYARDS CORPORATION

TABLE OF CONTENTS

- i -

- ii -

INDEX OF DEFINED TERMS

Page

Acceptable Confidentiality Agreement	60
Acquisition Agreement	39
Adverse Recommendation Change	39
Affiliate	60
Agreement	1
Agreement Date	2
Amended Notice of Intended Recommendation Change	40
Anti-Bribery Laws	29
Beneficial Ownership	60
Business Day	60
Buyer Triggering Event	60
Certificate	9
Certificate of Merger	8
Code	5
Commonly Controlled Entity	24
Company	1
Company Benefit Agreement	24
Company Benefit Plan	24
Company Board	1
Company By-laws	13
Company Certificate	8
Company Common Stock	1
Company Disclosure Schedule	13
Company Entities	13
Company Personnel	24
Company Preferred Stock	13
Company Restricted Stock	14
Company RSUs	14
Company SARs	14
Company SEC Documents	16
Company Stock Plan	14
Compensation Committee	29
Competition Law	16
Competition Laws	16
Confidentiality Agreements	6
Consideration	9
Contract	15
Debt Payoff	51
DGCL	1
Disability	60
Dissenting Shares	11
Dissenting Stockholder	11
DOJ	44
Effective Time	8
Environmental Claim	22
Environmental Law	22
Environmental Permit	22
ERISA	24
Event	61
Exchange Act	2
Existing Credit Agreement	61
Expiration Date	3
Extended No-Shop Period Start Date	38
Fee Letter	61
Filed Company SEC Documents	13
Financial Advisor	5
Financing	32
Financing Agreements	3
Financing Proceeds Condition	1
FTC	44
Fully Diluted Basis	61
GAAP	16
Government Contract	20
Governmental Entity	16
Hazardous Material	22
HSR Act	16
Independent Director	48
Information Statement	16
Initial No-Shop Period Start Date	38
Initial Offer Expiration Date	3
Intellectual Property	28
Intervening Event	61
IRCA	24
Judgment	15
Knowledge	61
Law	15
Legal Restraints	53
Liens	13
Material Adverse Effect	61
Material Contract	21
Merger	1
Merger Closing	8
Merger Closing Date	8
Merger Consideration	9
Merger Sub	1
Mezzanine Debt Commitment Letter	32
Minimum Tender Condition	7
No-Shop Period Start Date	38
Notice of Intended Recommendation Change	40
NYSE	3

- iii -

Offer	1
Offer Closing	3
Offer Closing Date	3
Offer Conditions	2
Offer Documents	4
Offer End Date	3
Offer Price	1
Offer Termination	4
Outside Date	55
Owned Real Property	27
Parent	1
Parent Approval	30
Parties	1
Party	1
Paying Agent	4
Permits	21
Permitted Liens	28
Person	62
Personal Property Leases	28
Proxy Date	43
Proxy End Date	3
Proxy Statement	42
Proxy Statement Clearance Date	3
Qualified Go-Shop Bidder	38
Real Property Leases	27
Recommendation	15
Release	22
Representative	62
Reverse Termination Fee	62
Schedule 14D-9	5
SEC	3
Secretary of State	8
Securities Act	7
Senior Debt Commitment Letter	32
Solvent	29
SOX	16
Stockholder Approval	29
Stockholders’ Meeting	43
Subsidiary	62
Superior Proposal	38
Surviving Corporation	8
Tail Period	46
Takeover Laws	15
Takeover Proposal	37
Tax	27
Tax Returns	27
Taxes	27
Tender Agreements	2
Termination Fee	62
Top-Up	6
Top-Up Note	7
Top-Up Shares	6
Transaction Expenses	62
Transactions	1
Triggering Event	56
WBCA	1

- iv -

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of December 22, 2010 (this “Agreement”), is by and among Vigor Industrial LLC, an Oregon limited liability company (“Parent”), Nautical Miles, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), and Todd Shipyards Corporation, a Delaware corporation (the “Company”).  Each of Parent, Merger Sub and Company is referred to herein individually as a “Party” and collectively as the “Parties.”  Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 9.3.

RECITALS

A.           Parent desires to acquire all of the outstanding shares of common stock (including Company Restricted Stock), par value $0.01 per share, of the Company (“Company Common Stock”) on the terms and subject to the conditions set forth in this Agreement.

B.           In furtherance of the acquisition of the outstanding shares of Company Common Stock by Parent, Parent proposes to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of Company Common Stock for consideration of a price per share of Company Common Stock of $22.27, net to the seller in cash, without interest (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, as adjusted pursuant to Section 1.1(b), the “Offer Price”), on the terms and subject to the conditions set forth in this Agreement.

C.           Regardless of whether the Offer Closing (as defined in Section 1.1(d)) occurs, Merger Sub shall be merged with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, with the Company surviving the Merger as an indirect, wholly-owned Subsidiary of Parent and, subject to certain limitations set forth herein, each share of Company Common Stock that is issued and outstanding immediately prior to the effective time of the Merger shall thereupon be cancelled and converted into the right to receive the Merger Consideration (other than as set forth in Section 3.1), on the terms and subject to the conditions set forth in this Agreement.

D.           The Board of Directors of the Company (the “Company Board”) has (i) unanimously (A) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby (collectively, all of the transactions contemplated by this Agreement are referred to herein as the “Transactions”) are advisable, fair to and in the best interests of the Company and its stockholders, (B) approved, adopted and declared advisable this Agreement and the Transactions, (C) resolved to recommend that the stockholders of the Company tender their shares of Company Common Stock pursuant to the Offer and, to the extent required by applicable Law, approve the Merger and this Agreement and (ii) has taken all actions necessary to (A) render Section 203 of the Delaware General Corporation Law (the “DGCL”) inapplicable to Parent, Merger Sub, this Agreement, the Tender Agreements and the Transactions and (B) approve Parent and Merger Sub as acquiring persons and approve this Agreement, the Tender Agreements and the Transactions pursuant to Section 23B, Chapter 19 of the Washington Business Corporation Act (the “WBCA”).

E.           The Board of Directors of each of Parent and Merger Sub has unanimously (i) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of Parent and Merger Sub and their respective equity holders and (ii) approved, adopted and declared advisable this Agreement and the Transactions.

F.           As a condition to and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the Company are entering into tender and voting agreements with Parent and Merger Sub (the “Tender Agreements”).

G.           Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Parties agree as follows:

ARTICLE I
THE OFFER

Section 1.1	The Offer.

(a)           The Tender Offer.  Provided that this Agreement has not been terminated in accordance with Article VIII, subject to the terms of this Agreement, as promptly as commercially reasonable after the date of this Agreement (the “Agreement Date”), Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), the Offer at the Offer Price.  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Exhibit A (the “Offer Conditions”).  Merger Sub expressly reserves the right, in its sole discretion, to waive, in whole or in part, at any time, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) waive the condition set forth in Exhibit A, clause (ii); (v) add to the conditions set forth in Exhibit A or modify or change any Offer Condition in a manner adverse in any material respect to any holder of Company Common Stock, (vi) change the form of consideration payable in the Offer, (vii) extend the Expiration Date in any manner other than as permitted in this Section 1.1, or (viii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holder of Company Common Stock.

(b)           Adjustments to Offer Price.  The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), cash dividend (other than the dividends permitted under Section 5.1(a)(i)(A)), reorganization, recapitalization, reclassification, combination, exchange of shares, issuance of any additional shares (other than upon the conversion, exercise or settlement, in accordance with their terms or this Agreement, of outstanding Company RSUs or Company SARs in the amounts set forth in Section 4.1(c)(ii) or upon the issuance of the Top-Up Shares) or other like changes with respect to Company Common Stock occurring on or after the Agreement Date and prior to Merger Sub’s acceptance for payment of, and payment for, Company Common Stock tendered in the Offer.

(c)           Offer Expiration.  The Offer shall initially be scheduled to expire at midnight, New York City time, on the later of (i) the 20th business day following the commencement of the Offer (determined using Rule 14d-1(g)(3) under the Exchange Act) and (ii) the No-Shop Period Start Date determined in accordance with Section 5.2(a)(ii) (such later time, the “Initial Offer Expiration Date,” and such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”); provided, however, if at the Initial Offer Expiration Date, (A) any Offer Condition is not satisfied or waived in the manner set forth in Section 1.1(a) (other than the Financing Proceeds Condition), Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for up to ten Business Days (such number of days to be mutually determined by the Parties), and (B) if the only Offer Condition not satisfied is the Financing Proceeds Condition, then the Offer may be extended, at Parent’s option, for one and only one extension of less than five Business Days.  Thereafter, if at any then scheduled expiration of the Offer, (1) any Offer Condition is not satisfied or waived (other than the Financing Proceeds Condition), Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions, in consecutive increments of up to five Business Days (or such longer period as the Parties agree) each; provided, however, if the Proxy Statement Clearance Date has occurred on or prior to February 11, 2011 (the “Proxy End Date”), then no such extension shall be required after the Proxy End Date; provided, further, however, if the Proxy Statement Clearance Date has not occurred on or prior to the Proxy End Date, then either Parent or the Company may request, and upon such request, Merger Sub shall extend the Offer in increments of up to five Business Days (or such longer period as the Parties agree) each until the Proxy Statement Clearance Date; and (2) if the only Offer Condition not satisfied is the Financing Proceeds Condition, then the Offer may be extended, at Parent’s option, for one and only one extension of less than five Business Days, but only to the extent that Parent has not previously extended the Offer pursuant to clause (B) above; it being understood that nothing contained herein shall limit or otherwise affect the Company’s right to terminate this Agreement pursuant to Section 8.1(g) or Parent’s and Merger Sub’s rights to terminate this Agreement pursuant to Section 8.1.  “Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement, including the first date following the tenth calendar day following the filing of the preliminary Proxy Statement if the SEC has not informed the Company that it intends to review the Proxy Statement.  In addition, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or The New York Stock Exchange (“NYSE”) applicable to the Offer; provided, however, that Merger Sub shall not be required to extend the Offer beyond the Proxy End Date and such extension shall be subject to the right to terminate the Offer in accordance with Section 1.1.  The last date on which the Offer is required or permitted to be extended pursuant to this Section 1.1(c) is referred to as the “Offer End Date” (it being understood that under no circumstances shall the Offer End Date occur prior to the Proxy End Date).

(d)           Tender Offer Closing and Payment.  On the terms and subject to the conditions of the Offer and this Agreement (including satisfaction or waiver of the Offer Conditions), Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to Section 1.1(i)), utilizing the Paying Agent referred to in Section 1.1(h),  all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as soon as practicable (and in any event no later than the fourth Business Day) after the Expiration Date and in any event in accordance with Rule 14e-1(c) of the Exchange Act.  Acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.”

(e)           Subsequent Offering Period.  Merger Sub may extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act following the Offer Closing only upon the express written consent of the Company.  Nothing contained in this Section 1.1(e) shall affect any termination in Article VIII, as to the Agreement, or in Section 1.1(f), as to the Offer.

(f)           Termination of the Offer; Continuing Pursuit of the Merger.  If at the Expiration Date any Offer Condition shall not have been satisfied or waived, then Merger Sub may, and the Company may, by delivery of written notice to Parent on such Expiration Date, cause Merger Sub to, irrevocably and unconditionally terminate the Offer if the Proxy Statement Clearance Date has occurred on or prior to such Expiration Date.  The termination of the Offer pursuant to this Section 1.1(f) is referred to in this Agreement as the “Offer Termination.”  Notwithstanding anything to the contrary in this Section 1.1(f), if this Agreement is terminated pursuant to Section 8.1, then Merger Sub shall promptly (and, in any event, within one Business Day of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Section 8.1, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Company Common Stock to the registered holders thereof to the extent required by the terms of the Offer. The Offer Termination shall not give rise to a right of termination of this Agreement unless to the extent expressly provided for in Section 8.1 and that, absent such any termination of this Agreement, the obligations of the Parties hereunder other than those related to the Offer shall continue to remain in effect, including those obligations with respect to the Merger.

(g)          Offer Documents.  On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain or incorporate an offer to purchase and a related letter of transmittal and other customary documents (such Schedule TO and the documents included or incorporated therein pursuant to which the Offer shall be made, together with any supplements or amendments thereto, the “Offer Documents”).  The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act or the SEC or its staff to be set forth in, or reasonably requested by Parent or Merger Sub for inclusion in, the Offer Documents.  Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Federal securities Laws.  Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC or its staff, or any request from the SEC or its staff for amendments or supplements, to the Offer Documents, and shall provide the Company with copies of all correspondence between them and their Representatives, on the one hand, and the SEC or its staff, on the other hand.  Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding in writing to any comments of the SEC or its staff with respect to the Offer Documents, Parent and Merger Sub shall provide the Company a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.

(h)          Funds.  Upon satisfaction or waiver by Parent or Merger Sub (and the Company, if required pursuant to this Agreement) of the Offer Conditions, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to promptly pay (so that payment can be made as provided for in Section 1.1(d) above) for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.  Such funds shall be paid to and held by such bank or trust company as may be designated by Parent and reasonably acceptable to the Company (the “Paying Agent”) to act as agent for the payment for shares of the Company Common Stock obligated to be acquired pursuant to the Offer.

(i)           Withholding; Delay.  Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Company Common Stock such amounts as Parent or Merger Sub are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable Law.  To the extent that amounts are so withheld and paid over by Parent or Merger Sub to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or Merger Sub.   Without limiting the foregoing, Parent or Merger Sub may also delay payment of consideration payable pursuant to the Offer in order to comply in whole or in part with any applicable Laws, and such withheld funds shall remain with the Paying Agent until the earlier of (i) when such funds are paid to the appropriate Governmental Entity, (ii) when such funds are determined to be payable to the appropriate holder of shares of the Company Common Stock or (iii) after the date which is six months after the Offer Closing Date, upon the written request of Parent or the Surviving Corporation that the Paying Agent to deliver to it such funds (including any interest or other amounts earned with respect thereto).  Upon delivery of any such funds to Parent or the Surviving Corporation pursuant to the foregoing, such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of any such funds, without any interest thereon); provided that, to the extent permitted by applicable Law, such holders shall have no further claims or interest in such funds on and after the date which is twelve months after the Offer Closing Date.

Section 1.2	Company Actions.

(a)           Schedule 14D-9.  On the date the Offer Documents are initially filed with the SEC, the Company shall (i) file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with any supplements or amendments thereto, the “Schedule 14D-9”) containing the Recommendation and (ii) mail the Schedule 14D-9 to the holders of Company Common Stock.  The Company shall include in the Schedule 14D-9, and represents that it has obtained all necessary consents of Houlihan Lokey Financial Advisors, Inc. (“Financial Advisor”)  to permit the Company to include in the Schedule 14D-9, in its entirety, a copy of the opinion of the Financial Advisor  described in Section 4.1(u).  Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by applicable Federal securities Laws.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff, or any request from the SEC or its staff for amendments or supplements, to the Schedule 14D-9, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or its staff, on the other hand.  Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or mailing thereof to the stockholders of the Company, or responding in writing to any comments of the SEC or its staff with respect to the Schedule 14D-9, the Company shall provide Parent a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any such comments.  The Company hereby consents to the inclusion in the Offer Documents of the Recommendation contained in the Schedule 14D-9.

(b)           Stockholder Lists.  In connection with the Transactions, the Company shall cause its transfer agent to promptly furnish Parent and Merger Sub with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the most recent practicable date and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent or Merger Sub may reasonably request in communicating the Offer to holders of Company Common Stock.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions and to solicit tenders in connection with the Offer and to solicit proxies in connection with the Stockholder Approval (including disclosure to information agents and proxy solicitors engaged by Parent or Merger Sub), Parent, Merger Sub and their respective Representatives shall hold in confidence the information contained in any such labels, listings and files in accordance with the requirements of the Confidentiality Agreements dated June 8, 2010 between Parent and the Company (as they may be amended from time to time, the “Confidentiality Agreements”), shall use such information only in connection with the Offer and the Merger (including providing such information to the Paying Agent and Information Agent) and, if this Agreement is terminated, upon the Company’s request, shall dispose of all copies of such information then in their possession or control in accordance with the terms of the Confidentiality Agreements.

Section 1.3	Top-Up.

(a)           Top-Up.  The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up”) to purchase, at a price per share equal to the Offer Price, up to that number of newly issued or treasury shares (which, in either event, shall be fully paid and nonassessable shares) of Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and its Subsidiaries at the time of exercise of the Top-Up, shall constitute at least 90% of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares on a Fully Diluted Basis; provided, however, that the Top-Up shall not be exercisable for a number of shares of Company Common Stock in excess of the shares of Company Common Stock authorized (and unissued or held in the treasury of the Company) at the time of exercise of the Top-Up (giving effect to the shares of Company Common Stock issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Company Common Stock as if such shares were outstanding).  The Top-Up shall be exercised in whole but not in part at any one time following the Offer Closing and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with Section 8.1.  Notwithstanding anything to the contrary herein, the failure to obtain approval of the Company’s stockholders of the issuance of Company Common Stock pursuant to the Top-Up as a result of applicable stock exchange listing requirements shall not cause any condition of the Offer not to be met or otherwise effect the Merger Sub’s right to exercise the Top-Up or the obligations of the Company to issue the Top-Up Shares.  Subject to the terms and conditions hereof, and for so long as this Agreement has not been terminated pursuant to the provisions hereof, the Company shall maintain out of its existing authorized capital, free from preemptive rights, sufficient authorized but unissued (or treasury) shares of Company Common Stock issuable pursuant to this Agreement as Top-Up Shares so that the Top-Up may be exercised, after giving effect to the shares of Company Common Stock issuable pursuant to all Company RSUs and Company SARs in the amounts set forth in Section 4.1(c)(ii) as if such shares were outstanding.

(b)         Exercise of Top-Up.

(i)           Automatic Exercise.  In the event that the Minimum Tender Condition has been satisfied (but not in the event of a waiver of the Minimum Tender Condition), effective as of the Offer Closing, Merger Sub shall be deemed to have automatically exercised the Top-Up for the Top-Up Shares.  Merger Sub shall give the Company written notice specifying (i) the number of shares of Company Common Stock owned by Parent and its Subsidiaries at the time of such notice (including the Company Common Stock acquired in the Offer Closing) and (ii) a place and a time for the closing of such purchase of the Top-Up Shares.  The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares.  At the closing of the purchase of Top-Up Shares, the purchase price owed by Merger Sub to the Company therefor may be paid to the Company, at Merger Sub’s election, (x) in cash or (y) by paying in cash an amount equal to the aggregate par value of the Top-Up Shares and executing and delivering to the Company a non-negotiable and non-transferable promissory note for the remainder of such purchase price, which (A) shall be due on the first anniversary of the closing of the purchase of the Top-Up Shares, (B) shall bear simple interest of 5% per annum, (C) shall be a full recourse obligation of Parent and Merger Sub, (D) may be prepaid, in whole or in part, at any time without premium or penalty, and (E) shall have no other material terms (a “Top-Up Note”).

(ii)          Voluntary Exercise. In the event the Top-Up has not been automatically exercised pursuant to Section 1.3(b)(i) and Merger Sub (with the Company’s prior written consent) has waived the Minimum Tender Condition and previously accepted and promptly paid for all Company Common Stock tendered pursuant to the Offer, if Merger Sub (in its sole discretion) wishes to exercise the Top-Up, Merger Sub shall give the Company written notice specifying (i) the number of shares of Company Common Stock owned by Parent and its Subsidiaries at the time of such notice (including the Company Common Stock acquired in the Offer Closing, if any) and (ii) a place and a time for the closing of such purchase of the Top-Up Shares.  The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares.  At the closing of the purchase of Top-Up Shares, the purchase price owed by Merger Sub to the Company therefor may be paid to the Company, at Merger Sub’s election, (x) in cash or (y) by paying in cash an amount equal to the aggregate par value of the Top-Up Shares and executing and delivering to the Company a Top-Up Note.

(iii)         Cooperation.  Upon Parent’s written request, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Parent the number of shares of Company Common Stock issued and outstanding as of immediately prior to the exercise of the Top-Up after giving effect to the issuance of the Top-Up Shares.  The Parties shall cooperate to ensure that the issuance and delivery of the Top-Up Shares comply with all applicable Laws (other than any rule or regulation of NYSE), including compliance with an applicable exemption from registration under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”).

(c)         Unregistered Shares.  Parent and Merger Sub acknowledge that the Top-Up Shares that Merger Sub may acquire upon exercise of the Top-Up shall not be registered under the Securities Act and shall be issued in reliance upon an applicable exemption from registration under the Securities Act.  Each of Parent and Merger Sub hereby represents and warrants to Company that Merger Sub will be, upon the purchase of the Top-Up Shares, an “accredited investor”, as defined in Rule 501 of Regulation D under the Securities Act.  The Top-Up and the Top-Up Shares to be acquired upon exercise of the Top-Up are being and shall be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d)         No Impact on Appraisal Rights.  Any dilutive impact on the value of the shares of Company Common Stock as a result of (i) the grant of the Top-Up, (ii) the issuance of the Top-Up Shares or (iii) the Top-Up Note shall not be taken into account in any determination of the fair value of any appraisal shares pursuant to Section 262 of the DGCL as contemplated by Section 3.3.

ARTICLE II
THE MERGER

Section 2.1           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).  The Merger may be effected (a) as a “short form” merger pursuant to Section 253 of the DGCL, provided that Merger Sub holds at least 90% of the Company Common Stock following (i) the Offer Closing, (ii) the end of any subsequent offering period(s), and (iii) the exercise of the Top-Up (if applicable), or (b) pursuant to Section  251 of the DGCL after obtaining the Stockholder Approval.

Section 2.2           Merger Closing.  The closing of the Merger (the “Merger Closing”) shall take place at the offices of K&L Gates LLP, 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104, at 9:00 a.m. Seattle time, on a date to be specified by the Parties, which shall be not later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of those conditions, unless another time, date or place is agreed to in writing by Parent and the Company.  The date on which the Merger Closing occurs is referred to as the “Merger Closing Date.”

Section 2.3           Effective Time of the Merger.  Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on or after the Merger Closing Date, a certificate of merger (the “Certificate of Merger”) shall be duly prepared, executed and acknowledged by Parent and Merger Sub and, to the extent applicable, the Company, in accordance with the relevant provisions of the DGCL and shall be filed by Parent with the Secretary of State of the State of Delaware (the “Secretary of State”).  The Merger shall become effective on such date and at such time as the Certificate of Merger is duly filed with the Secretary of State or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger.  The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 2.4           Effects of the Merger.  The Merger shall have the effects specified in the DGCL.  Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.5           Certificate of Incorporation and By-laws of Surviving Corporation.

(a)          Certificate of Incorporation.  The certificate of incorporation of the Company, as heretofore amended (the “Company Certificate”), shall be amended and restated in its entirety at the Effective Time to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b)          By-Laws.  The by-laws of Merger Sub as in effect immediately prior to the Effective Time shall become the by-laws of the Surviving Corporation at the Effective Time, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 2.6           Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.7           Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, except that Frank Foti shall be the Chairman of the Board of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1           Effect on Capital Stock.

(a)         Conversion and Cancellation of Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub, or the holder of any shares of capital stock or other securities of the Company or Merger Sub:

(i)           Capital Stock of Merger Sub.  Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(ii)          Cancellation of Treasury Stock and Parent-Owned Stock.  All shares of Company Common Stock that are owned as treasury stock by any Company Entity or owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(iii)         Conversion of Company Common Stock.  Subject to Section 3.1(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any shares to be canceled in accordance with Section 3.1(a)(ii)) shall be converted into the right to receive from the Surviving Corporation, in cash and without interest, an amount equal to the Offer Price (the “Merger Consideration” and, together with the Offer Price, the “Consideration”) upon surrender of such share of Company Common Stock pursuant to Section 3.2 and in compliance therewith.  At the Effective Time, such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, that immediately prior to the Effective Time represented any such shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b)           Adjustments to Merger Consideration.  Without limiting the other provisions of this Agreement, if at any time during the period between the Agreement Date and the Effective Time, there shall be any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), cash dividend (other than the dividends permitted pursuant to Section 5.1(a)(i)(A)), reorganization, recapitalization, reclassification, combination, exchange of shares, issuance of any additional shares (other than upon the conversion, exercise, vesting or settlement, in accordance with their terms, of outstanding Company RSUs, Company Restricted Stock or Company SARs in the amounts set forth in Section 4.1(c)(ii)) or other like change with respect to Company Common Stock occurring on or after the Agreement Date and prior to the Effective Time, the Merger Consideration shall be equitably adjusted to reflect the effect thereof.

Section 3.2	Exchange of Certificates.

(a)         Paying Agent.  Prior to the Effective Time, Parent shall enter into an agreement with the Paying Agent to act as agent for the payment of the Merger Consideration upon surrender of Certificates.  At the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent funds in amounts and at the times necessary for the payment of the Merger Consideration pursuant to Section 3.1(a)(iii) upon surrender of Certificates, it being understood that any and all interest or other amounts earned with respect to such funds shall be for the account of and turned over to Parent in accordance with Section 3.2(g).

(b)         Exchange Procedure.  As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed (or, if such shares of Company Common Stock are held in uncertificated, book-entry form, receipt of an “agent’s message” by the Paying Agent (it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock, provided that the holders of any book-entry shares shall not be required to surrender any Certificates in connection with the procedures set forth in this Article III)), and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of Merger Consideration that such holder has the right to receive pursuant to Section 3.1(a)(iii), and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer books of the Company, payment of the Merger Consideration in exchange therefor may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if, upon presentation to the Paying Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable.   No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)         No Further Ownership Rights in Company Common Stock.  All cash paid upon the surrender of a Certificate in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate, subject, however, to the Surviving Corporation’s obligation to pay the dividends permitted under Section 5.1(a)(i)(A) with a record date prior to the Effective Time.  At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were outstanding immediately prior to the Effective Time.  If, after the close of business on the day on which the Effective Time occurs, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article III.

(d)         No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash that would otherwise have been payable in respect of any Certificate that is delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.  If any Certificates shall not have been surrendered prior to the date which is twelve months after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e)         Lost Certificates.  If any Certificate has been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact in form and substance reasonably satisfactory to Parent by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration in respect of such lost, stolen, defaced or destroyed Certificate.

(f)         Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any other Law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(g)         Termination of Fund.  At any time following the date which is six months after the Merger Closing Date, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or other amounts earned with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter, subject to the time limitations in Section 3.2(d), such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon.

Section 3.3           Appraisal Rights.  Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a stockholder who is entitled to demand, and who properly demands, appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration.  For purposes of this Agreement, “Dissenting Shares” means any shares of Company Common Stock as to which a Dissenting Stockholder thereof has properly exercised appraisal rights pursuant to Section 262 of the DGCL. No Dissenting Stockholder shall be entitled to any Merger Consideration in respect of any Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to seek appraisal of its Dissenting Shares under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares (in accordance with the provisions of Section 1.3(d)) owned by such Dissenting Stockholder and not any Merger Consideration.  If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to seek appraisal with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the Merger Consideration as provided in Section 3.1(a)(iii).  The Company shall give Parent (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares or offer to settle or settle any such demands.

Section 3.4	Equity Awards.

(a)          Treatment of Equity Awards.  As soon as practicable on or following the Agreement Date, and in any event prior to the Expiration Date, the Company Board (or, if appropriate, any committee administering the Company Stock Plan) shall adopt such resolutions or take such other actions (including obtaining any consents, waivers or amendments, as required by the terms of any Company SAR, Company RSU or Company Restricted Stock or as reasonably requested by Parent) as may be required to effect the following at the Effective Time:

(i)           each Company SAR, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall be canceled, with the holder of such Company SAR becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of Company Common Stock linked to such Company SAR, multiplied by (B) the number of shares of Company Common Stock linked to such Company SAR immediately prior to the Effective Time (whether vested or unvested);

(ii)          each Company RSU that is outstanding immediately prior to the Effective Time shall be canceled, with the holder of such Company RSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (A) the Offer Price multiplied by (B) the maximum number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time; and

(iii)         each share of Company Restricted Stock that has not vested as of the Effective Time in accordance with the terms of the grant thereof shall immediately vest in the grantee thereof as of the Effective Time and be deemed to be Company Common Stock.

(b)         Payment.  All amounts payable pursuant to this Section 3.4 shall be paid without interest as soon as practicable following the Effective Time. Any Person making a payment pursuant to this Section 3.4 shall be entitled to deduct and withhold from that payment such amounts as the payor is required to deduct and withhold with respect to the making of such payment under the Code or any other Law.  To the extent that amounts are so withheld and paid over by any Person pursuant to this Section 3.4 to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person entitled to payment under this Section 3.4 in respect of which such deduction and withholding was made by a Person pursuant to this Section 3.4.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.1           Representations and Warranties of the Company.  Except as set forth in (i) the Company SEC Documents filed on or after April 1, 2008 and prior to the Agreement Date that are publicly available on the Agreement Date (the “Filed Company SEC Documents”) (other than any disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Filed Company SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature); provided that the representations and warranties set forth in Section 4.1(c), (f), (t), (u) and (w) shall not be qualified by any information set forth in the Filed Company SEC Documents or (ii) subject to Section 9.14, the disclosure schedule to this Agreement delivered by the Company to Parent and Merger Sub on or prior to the Agreement Date (the “Company Disclosure Schedule”), Company represents and warrants to Parent and Merger Sub as follows:

(a)         Organization, Standing and Corporate Power.  (i) The Company is a corporation duly incorporated and validly existing and in good standing under the Laws of the State of Delaware; (ii) each of the Company’s Subsidiaries (collectively with the Company, the “Company Entities”) is a corporation duly incorporated, validly existing and in good standing (in the jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation; and (iii) each Company Entity has all requisite power and authority and possesses all governmental licenses, franchises, permits, authorizations and approvals, in each case as are material to the Company Entities, that are necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted.  Each Company Entity is duly qualified to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.  The Company has made available to Parent, prior to Agreement Date, complete and accurate copies of the Company Certificate and the by-laws of the Company (the “Company By-laws”), and the comparable organizational documents of each of its Subsidiaries, in each case as amended to the Agreement Date and each as so delivered is in full force and effect.

(b)         Subsidiaries.  Section 4.1(b) of the Company Disclosure Schedule lists each Subsidiary of the Company, its jurisdiction of incorporation, and the ownership of its capital stock.  All issued and outstanding shares of capital stock of each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock (except for any such restrictions arising under the Securities Act or applicable state law related to the sale or disposition of unregistered securities), all except for any Permitted Liens.  Except for the capital stock of its Subsidiaries or shares of marketable securities that are readily salable at their fair market value that do not exceed individually or in the aggregate 10% of the voting equity of any Person, the Company does not own, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, limited liability company, partnership, joint venture, association or other entity.

(c)         Capital Structure.

(i)           The authorized capital stock of the Company consists of 19,500,000 shares of Company Common Stock and 1,000,000 shares of preferred stock without par value (the “Company Preferred Stock”).

(ii)          At the close of business on December 15, 2010, (A) no Company Preferred Stock was issued and outstanding, (B)  5,787,231 shares of Company Common Stock were issued and outstanding, of which 7,875 shares were subject to forfeiture or restrictions on transfer (the “Company Restricted Stock”), (C) 6,041,074 shares of Company Common Stock were held by the Company in its treasury, (D) 212,790 shares of Company Common Stock remain reserved for issuance pursuant to the Company’s 2003 Incentive Stock Option Plan, as amended (the “Company Stock Plan”), (E) 27,840 shares of Company Common Stock were subject to outstanding restricted stock units granted under the Company Stock Plan (the “Company RSUs”), none of which was as of December 15, 2010, or has or could become prior to July 1, 2011, vested or otherwise exercisable, and (F) 88,000 shares of Company Common Stock were subject to stock-settled stock appreciation rights linked to the value of the Company Common Stock issued under the Company Stock Plan (the “Company SARs”), of which 35,999 shares of Company Common Stock were subject to issuance pursuant to vested Company SARs, and 52,001 shares of Company Common Stock were subject to issuance pursuant to Company SARs that were not vested as of December 15, 2010, and have not or could not become prior to July 1, 2011, vested or otherwise available to settle in Company Common Stock.  Section 4.1(c) of the Company Disclosure Schedule sets forth, with respect to each share of Company Restricted Stock, each Company RSU and each Company SAR, the grant date, vesting schedule, exercise price, and number of shares of Company Common Stock that may be issued in connection with such security (in each case, as applicable).

(iii)         Since the close of business on December 15, 2010 (A) there have been no issuances by the Company of shares of capital stock or other voting securities or equity interests of the Company, other than issuances of shares of Company Common Stock pursuant to the settlement of Company RSUs or Company SARs in the amounts set forth in Section 4.1(c)(ii), and (B) there have been no issuances by the Company of securities convertible into, or exchangeable or exercisable for, or options, warrants or other rights to acquire, or shares of deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to, any such stock, interests or securities, or derivative securities or other rights that are linked to the value of Company Common Stock or the value of the Company or any part thereof.

(iv)         All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company RSUs or Company SARs shall be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  Except as set forth in Section 4.1(c)(ii), as of the Agreement Date, (A) there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (2) any securities of any Company Entity convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company Entities, (3) any warrants, calls, options or other rights to acquire from the Company Entities, and no obligation of the Company Entities to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company Entities or (4) any shares of deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to any capital stock of the Company Entities, or derivative securities or other rights that are linked to the value of the Company Common Stock or the value of the Company Entities or any part thereof and (B) there are not any outstanding obligations of the Company Entities to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities (except pursuant to the forfeiture of Company RSUs or Company SARs, the accelerated vesting of Company Restricted Stock or the Tax withholding obligations of holders of Company RSUs or Company SARs in accordance with their terms as in effect on the Agreement Date or pursuant to this Agreement)..

(d)         Authority; Noncontravention.

(i)           The Company has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Transactions, subject, in the case of the Merger, if required by applicable Law, only to the Stockholder Approval, and to comply with the provisions of and perform its obligations under this Agreement.  The execution and delivery of this Agreement by the Company, the consummation by the Company of the Transactions and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Company subject, in the case of the Merger, if required by applicable Law, to obtaining the Stockholder Approval, or to comply with the provisions of and perform its obligations under this Agreement.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).  The Company Board, at a meeting duly called and held and at which a quorum was present, duly adopted resolutions (A) approving and declaring the advisability of this Agreement and the Transactions, (B) declaring that it is in the best interests of the Company and the stockholders of the Company (other than Parent and its Subsidiaries) that the Company enter into this Agreement and consummate the Transactions and that the stockholders of the Company tender their shares of Company Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth herein, (C) declaring that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Parent and its Subsidiaries), (D) recommending that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable Law, adopt this Agreement and the Transactions (collectively, the “Recommendation”), and (E) irrevocably approving for all purposes each of Parent, Merger Sub and their respective Affiliates and this Agreement and the Transactions to exempt such persons, agreements and transactions from, and to elect for the Company, Parent, Merger Sub and their Affiliates not to be subject to, any “moratorium,” “control share acquisition,” “business combination,” “fair price,” or other form of anti-takeover Laws (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to the Company, Parent, Merger Sub or any of their respective Affiliates or this Agreement or the Transactions, which resolutions with respect to any of the foregoing, except to the extent permitted by Section 5.2, have not been rescinded, modified or withdrawn in any way.

(ii)          The execution and delivery of this Agreement by the Company do not, and the consummation of the Transactions and compliance by the Company with the provisions of this Agreement shall not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company Entities under, (x) the Company Certificate or the Company By-laws or the comparable organizational documents of any of its Subsidiaries, (y) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement, distribution agreement or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, franchise or license, whether oral or written, that is or by its terms purports to be legally binding (each, including all amendments thereto, a “Contract”), to which any Company Entity is a party or any of their respective properties or other assets is subject or (z) any (A) Federal, state or local, domestic or foreign, statute, law, code, ordinance, rule or regulation of any Governmental Entity (each, a “Law”) or (B) Federal, state or local, domestic or foreign, judgment, injunction, order, writ or decree of any Governmental Entity or arbitrator (each, a “Judgment”), in each case applicable to the Company Entities or their respective properties or other assets, subject (i) in the case of the Merger, if required by applicable Law, to obtaining the Stockholder Approval and (ii) to the governmental filings and the other matters referred to in Section 4.1(d)(iii), other than, in the case of Section 4.1(d)(ii)(y) and Section 4.1(d)(ii)(z), any such conflicts, violations, breaches, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Material Adverse Effect.

(iii)         No consent, approval, order or authorization of, action or non-action by or in respect of, or registration, declaration or filing with, any Federal, state or local, domestic or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Entity”) is required by or with respect to the Company Entities in connection with the execution and delivery of this Agreement by the Company or the consummation of the Transactions or the compliance by the Company with the provisions of this Agreement, except for (A) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”); (B) compliance with any other applicable federal, state, or foreign statute, rule, regulation, order, decree, administrative and judicial doctrine or other Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition, or foreign investment (together with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, and the Federal Trade Commission Act, as amended, each a “Competition Law” and, collectively, the “Competition Laws”); (C) the filing with the SEC of (1) the Schedule 14D-9, (2) the Proxy Statement, (3) any information statement required in connection with the Offer under Rule 14f-1 under the Exchange Act (as amended or supplemented from time to time, the “Information Statement”) and (4) such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions; (D) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which any Company Entity is qualified to do business; (E) any filings or stockholder approvals required under the rules and regulations of the NYSE; and (F) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, would not have a Material Adverse Effect.

(e)         Company SEC Documents; Financial Statements.

(i)           The Company has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished, as applicable, by the Company since and including April 1, 2008, under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”).  None of the Company’s Subsidiaries is subject to the periodic reporting requirements of the Exchange Act.  As of their respective filing dates, the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the Agreement Date, as of such respective dates, none of the Company SEC Documents contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made, not misleading.  Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing (except to the extent amended or superseded by a subsequent filing with the SEC prior to the Agreement Date), has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except (i) in the case of unaudited statements, as permitted by the rules and regulations of the SEC, and (ii) in the case of interim statements or reports, such statements or reports shall be deemed in compliance with GAAP despite the absence of footnotes and fiscal year-end adjustments as required by GAAP) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnotes and normal year-end audit adjustments).

(ii)          Since April 1, 2008, the Company has not received any written notice from the SEC that any of the Company SEC Documents is the subject of any ongoing review by the SEC or outstanding SEC investigation, and as of the Agreement Date, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents.  The Company has made available to Parent correct and complete copies of all correspondence between the SEC, on the one hand, and the Company Entities, on the other hand, occurring since April 1, 2008 and prior to the Agreement Date.  The Company has not received any written advice or written notification from its independent certified public accountants since April 1, 2008 that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the financial statements or in the books and records of the Company Entities, any properties, assets, liabilities, revenues or expenses in any material respect.

(iii)         Each of the principal executive officer of the Company and principal financial officer of the Company (or each former such officer) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate as of the date such certifications were made.  The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) under the Exchange Act, is in compliance in all material respects with such system, and such system is designed to provide reasonable assurance (A) regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (B) that transactions of the Company are being made only in accordance with the authorization of management and directors of the Company, and (C) that access to properties and assets of the Company Entities is permitted only in accordance with management’s authorization.  The Company maintains a system of disclosure controls and procedures satisfying the definition thereof in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, and is in compliance in all material respects with such system.  Since April 1, 2008, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (1) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has provided to Parent copies of any non-privileged written materials in its possession relating to each of the foregoing.  The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since April 1, 2008. Since the enactment of SOX, no Company Entity has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company Entities.  There are no outstanding loans or other extensions of credit made by the Company Entities to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(iv)         No Company Entity has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act).

(v)         Except (A) as reflected or reserved against in the Company’s financial statements or notes thereto for the fiscal year ended March 28, 2010 included in the Company SEC Documents, (B) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such financial statements and (C) for liabilities expressly contemplated by this Agreement, as of the Agreement Date no Company Entity has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected or reserved on a consolidated balance sheet (or the notes thereto) of the Company Entities.

(vi)         Such internally-prepared and unaudited financial statements of the Company as of October 31, 2010 shall be fairly presented in all material respects consisting of the consolidated financial position of the Company Entities and the non-consolidated results of operations of the Company Entities, provided, however, that with respect to such financial statements (i) they shall be subject to the absence of footnotes and adjustments typically made at quarter-end or year-end, (ii) the accruals of expenses shall be based upon good faith estimates and shall be subject to adjustment in later periods upon final determination of such accrued expenses, (iii) the form shall be consistent with the form of the internally-prepared and unaudited interim financial statements or reports provided to and reviewed by Parent and Merger Sub prior to the Date of the Agreement, and (iv) the form need not be in conformance with the format used by the Company for SEC reporting at the end of fiscal quarters or the fiscal year.

(f)           Information Supplied.  None of the information included or incorporated by reference in the Schedule 14D-9, the Information Statement or the Proxy Statement (and none of the information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents) shall, in the case of the Schedule 14D-9, the Information Statement and the Offer Documents, at the respective times the Schedule 14D-9, the Information Statement and the Offer Documents are filed with the SEC or first published, sent or given to the Company’s stockholders or, in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Schedule 14D-9, the Information Statement or the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.  The Schedule 14D-9, the Information Statement and the Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act.

(g)          Absence of Certain Changes or Events.  Between March 28, 2010 and the Agreement Date, (i) the Company Entities have conducted their respective businesses only in the ordinary course consistent with past practice, (ii) there has not been any change, development, event or condition arising in such period that, individually or in the aggregate, would have a Material Adverse Effect and (iii) there has not been any action taken by the Company Entities that, if taken during the period from the Agreement Date through the Effective Time, would constitute a breach of Sections 5.1(a)(xx), (xvii) or (xxii).

(h)          Litigation. (i) There is no material claim, suit, litigation, charge, complaint, arbitration, mediation, grievance, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company Entities or any of their respective assets or properties, (ii) there is no material Judgment outstanding against the Company Entities or any of their respective assets and (iii) the Company has not received any written notification of, and to the Knowledge of the Company there is no, material investigation by any Governmental Entity involving the Company Entities or any of their respective assets.  This Section 4.1(h) does not relate to tax matters, which are the subject of Section 4.1(o), environmental matters, which are the subject of Section 4.1(k), or labor and employment matters, which are the subject of Section 4.1(m).

(i)          Contracts.

(i)           Except for Contracts that are filed (in their entirety, including all annexes, exhibits, amendments and supplements thereto) as an exhibit to a Filed Company SEC Document, Section 4.1(i) of the Company Disclosure Schedule contains a complete and correct list, as of the Agreement Date, of each Contract described below in this Section 4.1(i) under which the Company Entities have any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the Agreement Date:

(A)           each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 610(b)(10) of Regulation S-K under the Securities Act;

(B)           each Contract to which any Company Entity is a party that grants any right of first refusal or first offer to any Person or restricts the ability of any Company Entity to (A)  compete with any Person in any area, (B) engage in any activity or business in connection with the current business lines of any Company Entity or (C) own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(C)           each joint venture arrangement, and each strategic alliance or partnership agreement or similar arrangement that involves future expenditures or receipts by the Company Entities of more than $500,000 in any one year-period that cannot be terminated on less than 90 days notice without material payment or penalty;

(D)           each Contract with the top 15 customers of the Company Entities (listed by remaining contract value) and each Contract with the top 15 suppliers or subcontractors of the Company Entities (listed by cost);

(E)           each Contract (other than a Government Contract) that involves future expenditures or receipts by the Company Entities of more than $500,000 in any one year-period that cannot be terminated on less than 90 days notice without material payment or penalty;

(F)           each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that, individually or in the aggregate, obligate the Company to make payments, or would reasonably be expected to result in payments, in excess of $500,000;

(G)           each Contract or plan that will increase, or accelerate the vesting of, the benefits to any party by the occurrence of any of the Transactions, or will calculate the value of any of the benefits to any party on the basis of any of the Transactions;

(H)          each lease or sublease of real property under which the Company Entities is a landlord, sublessor, tenant or subtenant involving annual rental payments in excess of $150,000;

(I)           each Contract relating to indebtedness for borrowed money or any financial guaranty in excess of $500,000 individually or in the aggregate (other than surety or performance bonds or similar arrangements entered into in the ordinary course of business);

(J)           each material license or Contract relating to any Company Entity Intellectual Property, other than licenses to the government pursuant to a Government Contract and commercially available, off-the-shelf, “shrink-wrap”, click-through or other generally available software;

(K)           each Contract between a Company Entity, on the one hand, and any officer, director or Affiliate of a Company Entity, on the other hand, including any Contract pursuant to which any Company Entity has an obligation to indemnify such officer, director or Affiliate;

(L)           each Contract that is a material settlement, conciliation or similar agreement (1) that is with any Governmental Entity, (2) pursuant to which a Company Entity is obligated after the Agreement to pay consideration in excess of $250,000, or (3) that would otherwise materially limit the operation of a Company Entity as currently operated;

(M)          any other Contract which would prohibit or materially delay the consummation of the Transactions; and

(N)           except for the Contracts described above, each material Contract to which the Company Entities is a party not made in the ordinary course of business consistent with past practice that involves future expenditures or receipts by the Company Entities of more than $500,000.

(ii)          With respect to each Contract, open bid or proposal between a Company Entity and any (A) Governmental Entity or (B) third party relating to a Contract between such third party and any Governmental Entity (each contract described in (A) and (B), a “Government Contract”), (1) the Company Entity has complied in all material respects with all terms and conditions of such Government Contract, including all clauses, provisions and requirements incorporated expressly by reference, or by operation of law therein; (2) the Company Entity has complied in all material respects with all requirements of all applicable Laws, or agreements pertaining to such Government Contract; (3) to the Knowledge of the Company all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract and made or delivered by the Company were complete and correct as of their effective dates and the Company has complied with all such representations and certifications; (4) (i) to the Knowledge of the Company all cost and pricing data submitted in connection with each Government Contract, or modification thereof, was current, accurate, and complete in all material respects when the price thereof was negotiated and (ii) none of the Government Contracts are or were negotiated in violation of any “truth-in-negotiations” or “defective-pricing” laws, rules, or regulations to which it is subject; (5) neither the United States government nor any prime contractor, subcontractor or other Person has notified any Company Entity that the Company Entity is in material breach or material violation of any Laws, certification, representation, clause, provision or requirement pertaining to such Government Contract; (6) no Company Entity has received any written notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to such Government Contract; (7) no Company Entity, and to the Knowledge of the Company, no officer or director of a Company Entity has been debarred or suspended from doing business with any Governmental Entity, and no circumstances exist that would warrant the institution of debarment or suspension proceedings against a Company Entity, or to the Knowledge of the Company, against an officer or director; (8) all of the Company Entities’ internal systems for cost tracking and time charging are designed to provide reasonable assurances to the extent required to comply with their obligations under Government Contracts and the Company Entities have complied with applicable requirements for cost accounting and billing; (9) other than in the ordinary course of business, no cost incurred by any Company Entity pertaining to a Government Contract has been questioned or challenged, is, to the Company’s Knowledge, the subject of any audit or investigation or has been disallowed by any Governmental Entity; (10) no payments due to any Company Entity pertaining to such Government Contract have been withheld or set off other than for customary retainage, nor has any written claim been made to withhold or set off money, and the Company Entity is entitled to all progress or other payments received with respect thereto; (11) the Company Entities have no Knowledge of any irregularities, misstatements, omissions, or other facts or circumstances relating to any Government Contract that have led to or have a reasonable likelihood of leading to a Governmental Entity having or claiming rights in any intellectual property or technical data (as defined by the U.S. government); (12) the Company Entities have properly marked the proprietary information they provide to Governmental Entities and reported subject inventions; and (13) no negative determinations of responsibility have been issued against a Company Entity in connection with any Government Contract. The Company is in compliance with all statutory and regulatory requirements under the Arms Export Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. Section 120 et. seq.), the Export Administration Regulations (15 C.F.R. Section 730 et. seq.) and associated executive orders and applicable laws implemented by the Office of Foreign Assets Controls, United States Department of Treasury.

(iii)         The Company has made available to Parent a materially complete and correct copy of each of the Contracts referred to in Section 4.1(i) and Section 4.1(i)(ii).  Each Contract of the Company Entities that is required to be set forth on Section 4.1(i) of the Company Disclosure Schedule or required to be filed as an exhibit to the Filed Company SEC Documents (a “Material Contract”) is in full force and effect (except for those Contracts that have expired or have been terminated in accordance with their terms) and is a legal, valid and binding agreement of the Company Entities, as the case may be, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company Entities, as the case may be, and, to the Knowledge of the Company, each other party thereto, in each case, in accordance with its terms.  Each of the Company Entities has performed or is performing all obligations required to be performed by it under the Material Contracts and is not (with or without notice or lapse of time, or both) in material breach or default thereunder, and has not waived or failed to enforce any material rights or benefits thereunder, and, to the Knowledge of the Company, no other party to any of the Material Contracts is (with or without notice or lapse of time, or both) in breach or default thereunder, and there has occurred no event giving to others (with or without notice or lapse of time, or both) any right of termination, amendment or cancellation of any Material Contract or any license thereunder.

(j)          Permits; Compliance with Laws.  The Company Entities have (whether directly or pursuant to Contracts in which third parties have effectively granted to the Company Entities the rights of such third parties) in effect all certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar authorizations from any Governmental Entity (collectively, “Permits”) that are necessary for the Company Entities to own, lease or operate their properties and assets, to conduct research and development, and to carry on their businesses as currently conducted, except where the failure to have such Permits, individually or in the aggregate, would not have a Material Adverse Effect.  Each of the Company Entities is in compliance in all material respects with the terms of its Permits and all applicable Laws and Judgments. No Company Entity has received any written communication from any Governmental Entity that alleges that the Company Entities are not in compliance with, or are subject to any liability under, any material Permit, Law or Judgment or relating to the revocation or modification of any material Permit. The foregoing representation and warranty, as it relates to material compliance with Laws by the Company Entities, shall not include environmental matters, which are the subject of Section 4.1(k), labor and employment matters, which are the subject of Section 4.1(m), tax matters, which are the subject of Section 4.1(o), or the Exchange Act or Securities Act, which are the subject of Section 4.1(e).

(k)         Environmental Matters.

(i)

(A)           The assets, properties, businesses and operations of each of the Company Entities are, and since January 1, 2004 have been, in compliance in all material respects with all applicable Environmental Laws.

(B)           Each of the Company Entities has obtained and is, and since January 1, 2004 has been, operating in compliance in all material respects with all Environmental Permits, and all such Environmental Permits are currently in effect, and no Company Entity has been notified in writing of any adverse change in the terms and conditions of such Environmental Permits.

(C)           There is no Environmental Claim pending or, to the Knowledge of the Company since January 1, 2004, threatened against the Company Entities.

(D)           No Company Entity is undertaking, either individually or together with another Person, any investigation or assessment or remedial response action relating to any actual or threatened Release of Hazardous Material.

(E)           No Company Entity has contractually assumed, undertaken or provided an indemnity with respect to, or, to the Knowledge of the Company, otherwise become subject to, any liability of any other Person relating to Environmental Laws or relating to any Hazardous Material.

(F)           Since January 1, 2004, no Company Entity has received any written notice or claim alleging that a Company Entity is in breach of, default of, violation of, or has failed to perform any of the requirements of any terms, conditions or provisions relating to an Environmental Law or Hazardous Material in any Contract to which a Company Entity is bound.

(G)           Since December 14, 1990, (1) no Company Entity has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to or Released any Hazardous Material in violation of Environmental Laws, or (2) owned or operated any property or facility contaminated by any Hazardous Materials, in each case so as to have given rise to liabilities under Environmental Laws or so as would reasonably be expected to give rise to liability under Environmental Laws.

(H)           No Company Entity has designed, manufactured, sold, marketed, commercialized or distributed any product or item containing asbestos, silica, mercury or other Hazardous Materials in violation of Environmental Law or so as to have given rise to, or as would reasonably be expected to give rise to liability under Environmental Law.

(I)           Except to the extent the Company has entered into a consent decree or similar Contract or Judgment, copies of which have been made available to Parent, the Company has provided to Parent all material written environmental reports, assessments, audits and all other similar non-privileged material written documents relating to Environmental Laws, Hazardous Materials, or environmental, health or safety liabilities, in each case relating to any Company Entity’s operations at the facilities identified on Section 4.1(k)(i)(I) of the Company Disclosure Schedule which facilities constitute all of the facilities owned or operated by the Company since December 14, 1990.

(ii)          “Environmental Claim” means any administrative, regulatory or judicial action, suit, proceeding, order, claim, directive, Lien, or written notice of noncompliance by or from any Governmental Entity or any other Person alleging liability relating to or arising out of any Environmental Law or Environmental Permit, including a Release of, or human exposure to, any Hazardous Material.  “Environmental Permit” means any permit, license, exemption, registration, emissions allocation or credit, order, franchise, authorization, consent or approval required under any applicable Environmental Law for the Company Entities to conduct their respective businesses.  “Environmental Law” means any Law or Judgment, in each case applicable to the Company Entities or their respective properties or other assets, that regulates Hazardous Materials and/or the protection, preservation, restoration or clean up of the environment, including the Resource Conservation and Recovery Act, as amended (“RCRA”), 42 U.S.C. 6901 et seq., the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), 42 U.S.C. 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act of 1986 (“SARA”), the Hazardous Materials Transportation Act, 49 U.S.C. 1801 et seq., the Clean Water Act, 33 U.S.C. 1251 et seq., the Clean Air Act, as amended 42 U.S.C. 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. 300f et seq., the Uranium Mill Tailings Radiation Control Act, 42 U.S.C. 7901 et seq., the Occupational Safety and Health Act, 29 U.S.C. 655 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. 136 et seq., the National Environmental Policy Act, 42 U.S.C. 4321 et seq., the Noise Control Act, 42 U.S.C. 4901 et seq., and the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. 11001 et seq., and the amendments, regulations, orders, decrees, permits, licenses or deed restrictions now or hereafter promulgated thereunder.  “Hazardous Material” means any (A) medical, biological or biohazardous material, including any infectious material, biological product, bodily fluid, stock, culture, diagnostic specimen or regulated animal or medical waste, (B) petroleum product, derivative or by-product, asbestos-containing material, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive materials, toxic mold or fungi, or (C) other chemical, substance, material or waste that in relevant form, quantity or concentration is regulated under any Environmental Law.  “Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or within any building, structure, facility or fixture.

(l)          Insurance.  The Company Entities maintain insurance coverage in such amounts and against such risks as is required by any Material Contract and as is sufficient to comply with applicable Law.  Section 4.1(l) of the Company Disclosure Schedule sets forth a list of all insurance policies or Contracts (including information on the premiums payable in connection therewith, the period of coverage, the scope and amount of the coverage and deductibles provided thereunder) maintained by the Company Entities, with respect to which (i) such coverage is in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect), (ii) no Company Entity is in breach of, or default thereunder (including any breach or default with respect to the payment of premiums), (iii) no notice of cancellation or termination has been received with respect thereto, other than in connection with ordinary renewals, and (iv) no such coverage contains any change of control restrictions, exemptions or provisions, and such coverage shall continue to be in full force and effect on identical terms immediately following the consummation of the Transactions.

(m)        Labor and Employment Matters.

(i)           Section 4.1(m) of the Company Disclosure Schedule lists each collective bargaining or other labor union agreements to which any Company Entity is a party or by which any Company Entity is bound.    As of the Agreement Date, there are no labor disputes, strikes, work stoppages, slowdowns or lockouts or, to the Knowledge of the Company, any union organization attempts.  There is no unfair labor practice charge or complaint or other proceeding pending, or, to the Knowledge of the Company, threatened against the Company Entities before the National Labor Relations Board or any similar Governmental Entity. The Company Entities are, and since April 1, 2008 have been, in material compliance with all applicable Laws respecting employment, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classifications, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy and employment practices.

(ii)          The Companies have made available to Parent a true and correct list of each employee whose annual base salary exceeds $100,000, together with the salary of such employee.  Neither the Company Entity, nor to the Knowledge of the Company, any employee of any Company Entity, is in violation of any material term of any employment contract, proprietary information, or any other agreement relating to any such individual’s employment by the a Company Entity.  Neither the continued employment by the Company Entities of their present employees, the performance of the Company Entities’ contracts with their independent contractors, nor the termination of or other actions by the Company Entities in accordance with any of the agreements referred to in the foregoing sentence shall result in any violation of any such agreements.  No employee of any Company Entity has been granted the right to continued employment by a Company Entity or to any compensation following termination of employment with a Company Entity, or is a party to any agreement with a Company Entity regarding such person’s employment, including any compensation or severance agreement, other than standard confidentiality agreements and oral agreements related to compensation payable during such employment (excluding severance, change of control, or similar payments) or other conditions of employment that do not contain a specific term of employment or relate to such person’s post-employment period.  The Company Entities are (and since April 1, 2008, have been) in material compliance with all applicable laws respecting employment, employment practices and terms, conditions of employment and wages and hours.  As of the Agreement Date, no employee of any Company Entity has been injured in the work place or in the course of his or her employment except for injuries that are covered by insurance or for which a claim has been or could be made under workers’ compensation or similar laws.  As of the Agreement Date, there are no pending, or the Knowledge of the Company, threatened charges or complaints alleging sexual harassment or other discrimination or unlawful conduct by a Company Entity or any employee.  The Company Entities have complied with the verification requirements and the record-keeping requirements of the Immigration Reform and Control Act of 1986, as amended (the “IRCA”); to the Knowledge of the Company, the information and documents on which the Company Entities relied to comply with IRCA are true and correct, and there have not been any discrimination complaints filed against any Company Entity pursuant to IRCA.  No Company Entity has any obligation to create a trust to satisfy indemnification obligations to current or former officers, directors or employees.

(n)           Employee Benefits.

(i)            Section 4.1(n)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of each material (A) ”employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (B) ”employee welfare benefit plan” (as defined in Section 3(1) of ERISA), (C) post-retirement or employment health or medical plan, program, policy or arrangement, (D) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (E) severance, change in control, retention or termination plan, program, policy or arrangement or (F) other compensation or benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company Entities or any other Person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code (each, a “Commonly Controlled Entity”) for the benefit of any current or former director, officer or employee of the Company Entities (each, a “Company Personnel”) (each, and for purposes of this definition, without regard to materiality, a “Company Benefit Plan”).  Section 4.1(n)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of each material employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other contract between the Company Entities, on the one hand, and any Company Personnel, on the other hand (each, a “Company Benefit Agreement”).  With respect to each Company Benefit Plan sponsored by the Company or a Commonly Controlled Entity and each Company Benefit Agreement, in existence in written form, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto, (B) each trust, insurance, annuity or other funding Contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, to the extent applicable, (D) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto, to the extent applicable, and (E) the most recent determination letter (or opinion letter) issued by the Internal Revenue Service, to the extent applicable.  There are no unwritten Company Benefit Plans or Company Benefit Agreements.

(ii)           (A) (1) each Company Benefit Plan and Company Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in material compliance with ERISA, the Code and all other applicable Laws in all material respects, (2) each Company Entity is in material compliance with ERISA, the Code and all other Laws applicable to Company Benefit Plans and Company Benefit Agreements with respect to employee benefits matters and (z) no Company Entity has received written notice of, and, to the Knowledge of the Company, there are no investigations by any Governmental Entity with respect to, or termination proceedings or other claims, suits or proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Company Benefit Plan or Company Benefit Agreement, (B) none of the Company or any Commonly Controlled Entity has engaged in any transactions that are reasonably expected to result in the imposition of penalties pursuant to Section 502(i) of ERISA, damages pursuant to Section 409 of ERISA or a Tax pursuant to Section 4975(a) of the Code and (C) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter) from the Internal Revenue Service that such Company Benefit Plan is qualified and the plan and trust related thereto are exempt from Federal income Taxes under Section 401(a) and 501(a), respectively, of the Code, and no condition exists and no event has occurred that would reasonably be expected by the Company to result in the revocation of such letter (or if such Company Benefit Plan has not been determined to be so qualified, such Company Benefit Plan may still be amended within the remedial amendment period to make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of such Company Benefit Plan).

(iii)          None of the Company Entities or any Commonly Controlled Entity has, since January 1, 2005, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan that is subject to the Laws of a foreign jurisdiction.  No Company Benefit Plan or Company Benefit Agreement provides health, medical or other welfare benefits after retirement or other termination of employment (other than continuation coverage required under Section 4980B(f) of the Code, Sections 601 through 609 of ERISA or analogous state Laws) and no circumstances exist that would reasonably be expected by the Company to result in any Company Entity becoming obligated to provide any such benefit, other than applicable Law.

(iv)         Except as contemplated by this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Stockholder Approval or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to any compensation or benefit payment (including severance, unemployment compensation, parachute payments as defined in Section 280G of the Code, bonus or otherwise), (B) accelerate the time of payment or vesting, or trigger any material payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (C) result in any material breach or violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan or Company Benefit Agreement, or (D) result in the forgiveness of any indebtedness of any Company Personnel.

(o)           Taxes.

(i)            All material Tax Returns required to be filed by the Company Entities have been timely filed (taking into account applicable extensions), and all such Tax Returns were complete and accurate in all material respects.  All material Taxes due and payable by the Company Entities have been paid on a timely basis (whether or not such Taxes were shown as due and payable on any Tax Returns), except for any Taxes that are being contested in good faith through appropriate proceedings or have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements.

(ii)           The Company has made available to Parent true and complete copies of (A) all Tax Returns of the Company Entities, including any such Tax Returns filed or included in any consolidated Tax Returns of the Company Entities, for the past three years and for any other Tax year with respect to which there is a pending audit, and (B) all written communications relating to any unresolved deficiency or claim proposed and/or asserted with respect to any Tax Return.

(iii)          No Company Entities are or have been within the past ten (10) years a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns other than a group of which the Company is the common parent.  No Company Entities have any actual or, to the Knowledge of the Company, any potential liability for any Taxes of any Person other than the Company Entities (A) under U.S. Treasury Regulations Section 1.1502-6 (or any other comparable or similar Law), (B) as a transferee or successor, (C) pursuant to any contractual obligation or (D) otherwise.

(iv)          The Company Entities have complied in all material respects with all rules and regulations relating to Tax information reporting and the payment and withholding of Taxes.

(v)           No audit or other proceeding with respect to any Taxes due from the Company Entities, or any Tax Return of the Company Entities, is pending, being conducted or, to the Knowledge of the Company, threatened by any Governmental Entity.  No Company Entity has received written notice of any claim by any authority in a jurisdiction where no Company Entity files any Tax Returns that either it is or may be subject to the imposition of any material Tax by that jurisdiction.  Each assessed deficiency resulting from any audit or other proceeding with respect to Taxes by any Governmental Entity has been timely paid and fully satisfied, and there is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material amount of Taxes due and owing by the Company Entities.

(vi)          No extension of the statute of limitations on the assessment or collection of any Taxes has been granted by the Company Entities and is currently in effect, and no Company Entity has waived any statute of limitations in respect of any Taxes.

(vii)         No Company Entity shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Merger Closing Date as a result of any (A) adjustment pursuant to Section 481 of the Code by reason of a change of an accounting method for taxable periods ending on or before the Merger Closing Date, (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Merger Closing Date, (C) intercompany transaction or excess loss account described in U.S. Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law), (D) installment sale or open transaction disposition made on or prior to the Merger Closing Date or (E) prepaid amount received on or prior to the Merger Closing Date.

(viii)        No Company Entity has engaged in any “reportable transaction” as defined in Section 1.6011-4 of the U.S. Treasury Regulations or any transaction requiring similar disclosure under state, local or federal Law.

(ix)           No Liens for Taxes exist with respect to any assets or properties of the Company Entities, except for statutory Liens for Taxes not yet due.

(x)           No Company Entity has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during a three-year period ending on the Agreement Date that was purported or intended to qualify for tax-free treatment pursuant to Section 355(a) of the Code.

(xi)           No Company Entity is a party to or is bound by any Tax sharing, indemnification or allocation agreement.

(xii)         No Company Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(xiii)        The Company satisfies the exception described in Section 1445(b)(6) of the Code.

(xiv)        No Company Entity is a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income Tax purposes.

(xv)         No Company Entity is a party to any agreement, contract or arrangement that would result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or any similar provision of foreign, state or local law.  Each “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) to which Company is a party satisfies the requirements of Sections 409A(a)(2), 409A(a)(3), and 409A(a)(4) of the Code and the guidance thereunder and has been maintained, operated and funded in accordance with such requirements.

(xvi)        “Tax” and “Taxes” mean all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes, including income gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by the United States or any state, government, or any agency thereof, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.  “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a Governmental Entity (including any schedule or attachment thereto) in connection with Taxes.

(p)           Title to Properties.

(i)            Section 4.1(p)(i) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned by a Company Entity (individually, an “Owned Real Property”).  A Company Entity has good and valid fee title to each Owned Real Property, free and clear of all Liens and defects in title other than Permitted Liens.

(ii)           Section 4.1(p)(ii) of the Company Disclosure Schedule sets forth a true and complete list of all leases of real property (“Real Property Leases”) under which a Company Entity is a tenant or subtenant.   A Company Entity has good and valid title to a leasehold estate in each Real Property Lease and each Real Property Lease is in full force and effect, free and clear of all Liens and defects in title, except for Permitted Liens or liens granted by the lessor thereof. No Company Entity that is party to a Real Property Lease has received or given any written notice of any material default thereunder which default continues on the Agreement Date.

(iii)          Each of the Company Entities has good and valid title to or other comparable contract rights in or relating to all of the material personal property necessary for the conduct of its business as presently conducted.  All such items of personal property are free and clear of all Liens, except for Permitted Liens.  Section 4.1(p)(iii) of the Company Disclosure Schedule sets forth a true and complete list of all leases under which a Company Entity leases personal property with an annual payment by any Company Entity of $150,000 or more (“Personal Property Leases”).  A Company Entity has good and valid title to a leasehold estate in each Personal Property Lease and each Personal Property Lease is in full force and effect, free and clear of all Liens and defects in title, except for Permitted Liens. No Company Entity that is party to a Personal Property Lease has received or given any written notice of any material default thereunder which default continues on the Agreement Date.

(iv)          “Permitted Liens” means (A) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, whether recorded or unrecorded which, in the case of unrecorded Liens: (i) do not materially impair the value of such properties or the use of such property by the Company Entities in the operation of their respective businesses or (ii) are set forth on Section 4.1(p)(iv) of the Company Disclosure Schedule, (B) Liens for Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded in the financial statements of the Company included in the Company SEC Documents, (C) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ and similar Liens incurred in the ordinary course of business, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (D) Liens incurred in the ordinary course of business, consistent with past practice, in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (E) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in any material respect with the use of properties or assets encumbered thereby, and (F) Liens set forth on Section 4.1(p)(iv) of the Company Disclosure Schedule.

(q)           Intellectual Property.

(i)            The Company Entities own or have a valid and enforceable right to use all Intellectual Property that is material to their business or operations as presently conducted.  The Intellectual Property that is owned by the Company Entities is not subject to any material Lien or material restriction or limitation regarding ownership, use, license or disclosure (other than any “rights in data” claims of the U.S. Government or Permitted Liens).

(ii)           (A) To the Knowledge of the Company, no Company Entity is infringing, misappropriating or otherwise making unauthorized use of any third party’s Intellectual Property, and no material claims regarding the foregoing are pending or, to the Knowledge of the Company, threatened; and (B) to the Knowledge of the Company no third party is infringing, misappropriating or otherwise making unauthorized use of the Company Entities’ Intellectual Property.

(iii)          “Intellectual Property” means all of the following in any jurisdiction throughout the world: (A) patents, patent applications, patent disclosures and inventions; (B) trademarks, service marks, trade dress, trade names, corporate names and Internet domain names, together with all goodwill associated therewith; (C) registered copyrights; (D) registrations for and applications to register any of the foregoing; (E) computer software; and (F) trade secrets, confidential information and know-how.

(r)           Affiliate Transactions.  There have not been during the preceding three years any  transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements arrangements or understandings, nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Filed Company SEC Documents.

(s)           Rule 14d-10 Matters.  The Compensation Committee of the Company Board (the “Compensation Committee”) (each member of which the Company Board determined is an “Independent Director” within the meaning of the NYSE rules and is an “Independent Director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) has taken all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been entered into on or before the Agreement Date by any Company Entity with current or future directors, officers or employees of any Company Entity and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

(t)           Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement and the Transactions based upon arrangements made by or on behalf of the Company.

(u)           Opinion of Financial Advisor.  The Company Board has received the opinion of the Financial Advisor in customary form to the effect that, as of the date thereof, and based upon and subject to customary qualifications and assumptions set forth therein, the Consideration to be paid to the holders (other than Parent, Merger Sub and their respective Affiliates) of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders, a written copy of which opinion has been delivered to Parent.

(v)           Anti-Bribery Laws.  The Company Entities have been and are in compliance in all material respects with all legal requirements under (A) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd−1, et seq.) and the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention and (B) international anti-bribery conventions (other than the convention described in clause (A)) and local anti-corruption and bribery Laws, in each case, in jurisdictions in which a Company Entity is operating (collectively, the “Anti-Bribery Laws”). The Company has not received any written communication that alleges that any Company Entity or any officer or director thereof, is or may be, in violation of, or has, or may have, any material liability under, the Anti-Bribery Laws, except any written communication received more than 48 months prior to the Agreement Date that did not result in an inquiry or investigation that to the Knowledge of the Company is currently pending.

(w)          Voting Requirements.  The affirmative vote of holders of a majority of all the outstanding shares of Company Common Stock entitled to vote thereon to adopt this Agreement (the “Stockholder Approval”), unless Section 253 of the DGCL shall be applicable, is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the Transactions.

(x)           Solvency.  As of the Agreement Date (and for the avoidance of doubt, before giving effect to the incurrence of the Financing and the consummation of the Transactions and such Financing), the Company is Solvent.  “Solvent” means that, as of any date of determination and with respect to any Person: (i) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (ii) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (iii) such Person and its Subsidiaries, taken as a whole, do not have or intend to incur debts including current obligations beyond their ability to pay such debt as they mature in the ordinary course of business; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that would be required by GAAP to be reflected or reserved on a consolidated balance sheet (or the notes thereto) of such Person and its Subsidiaries, taken as a whole.

(y)           Representatives.  The Company has no commitment, understanding, agreement or Contract with any third-party agent, representative or consultant to conduct activity for or on behalf of the Company outside the United States.

(z)           Standstills; Confidentiality Agreements.  The Company is not party to (i) any standstill agreement with respect to any class of equity securities of the Company other than as contemplated in this Agreement or pursuant to the Transactions or (ii) any confidentiality agreement that limits or prohibits the provision of material information to Parent or Merger Sub.

(aa)           Transaction Process. Other than with respect to Parent and its Representatives, from May 1, 2010 through the Agreement Date, the Company has not received or approached any other Person regarding any inquiry, proposal or offer that could constitute a Takeover Proposal or entered into any confidentiality agreement with a party other than Parent or its Affiliates in connection with a potential Takeover Proposal.

Section 4.2           Representations and Warranties of Parent and Merger Sub.  Parent and Merger Sub represent and warrant to the Company as follows:

(a)           Organization.  Parent is a limited liability company and Merger Sub is a corporation, each of which is duly formed or incorporated, validly existing and in good standing under the Laws of the jurisdiction of its formation or incorporation and has all requisite power and authority to carry on its business as now being conducted.

(b)           Authority; Noncontravention.

(i)            Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to consummate the Transactions and the Financing, subject, in the case of the Merger if required by applicable Law, to the affirmative vote of Parent as the sole stockholder of Merger Sub in favor of approving this Agreement, or if not so required, to the taking by Parent of such action as is necessary to cause the Merger to become effective in accordance with the DGCL (collectively, the “Parent Approval”), and to comply with the provisions of and perform their obligations under this Agreement.  The execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Transactions and the compliance by Parent and Merger Sub with the provisions of this Agreement have been duly authorized by all necessary company or corporate action on the part of Parent and Merger Sub and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to consummate the Transactions or to comply with the provisions of and perform their obligations under this Agreement.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

(ii)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with the provisions of this Agreement shall not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under (A) the Articles of Organization  or Operating Agreement  of Parent or the Certificate of Incorporation or By-laws of Merger Sub, (B) any Contract to which Parent or Merger Sub is a party or any of their respective properties or other assets is subject or (C) subject to the governmental filings and other matters referred to in Section 4.2(b)(iii), any Law or Judgment, in each case applicable to Parent or Merger Sub or their respective properties or other assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not reasonably be expected to prevent, materially impede or materially delay the consummation by Parent or the Merger Sub of the Transactions.

(iii)          No consent, approval, order or authorization of, action or non-action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions or the compliance by Parent and Merger Sub with the provisions of this Agreement, except for (A) compliance with the HSR Act, (B) compliance with other applicable Competition Laws (C) the filing with the SEC of the Offer Documents, (D) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company Entities are qualified to do business and (E) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions.

(c)           Information Supplied.  None of the information included or incorporated by reference in the Offer Documents (and none of the information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 14D-9, the Information Statement or the Proxy Statement) shall, (i) in the case of the Offer Documents, the Schedule 14D-9 and the Information Statement, at the respective times the Offer Documents, the Schedule 14D-9 and the Information Statement are filed with the SEC or first published, sent or given to the Company’s stockholders or (ii) in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Offer Documents based on information supplied by the Company specifically for inclusion or incorporation by reference therein.  The Offer Documents shall comply as to form in all material respects with the requirements of the Exchange Act.

(d)           Ownership and Interim Operations of Merger Sub.  Merger Sub is indirectly, wholly owned by Parent, was formed solely for the purpose of engaging in the Transactions, and has engaged in no business other than in connection with the Transactions.

(e)           Company Stock.  Neither Parent nor Merger Sub has Beneficial Ownership of any Company Common Stock or other securities of the Company Entities.  Other than as contemplated by this Agreement, neither Parent nor Merger Sub is, or at any time during the preceding five years has been, (i) an “interested stockholder” of the Company or an “affiliate” or “associate” of an “interested stockholder,” as those terms are defined in Section 203 of the DGCL or (ii) an “acquiring person” of the Company as defined in Section 23B.19 of the WBCA.

(f)            Solvency.  After giving effect to the Transactions, including (i) the Financing, (ii) any alternative financing, (iii) the payment of the aggregate Offer Price, Merger Consideration and amounts payable to holders of Company SARs and Company RSUs in accordance with Section 3.4, (iv) any repayment or refinancing of debt contemplated in this Agreement or the Financing Agreements (including repayment of indebtedness under the Existing Credit Agreement), (v) the payment of all other amounts required to be paid in connection with the consummation of the Transactions and to allow Parent and Merger Sub to perform all of their obligations under this Agreement and pay all fees and expenses to be paid by Parent or Merger Sub related to the Transactions, Parent and Merger Sub (on a consolidated basis with any and all subsidiaries jointly and/or severally liable for the obligations incurred or to be incurred in connection with the Financing and after giving effect to the Transactions) are and will be Solvent as of the Effective Time.

(g)           Financing.

(i)            Parent has delivered to the Company true and complete copies of (a) the executed commitment letter, dated as of the Agreement Date, among Parent, GE Capital Markets, Inc., General Electric Capital Corporation and KeyBank National Association (the “Senior Debt Commitment Letter”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein and (ii) the executed commitment letter, dated as of the Agreement Date, among Parent, Endeavour Structured Equity and Mezzanine Fund I, LP (the “Mezzanine Debt Commitment Letter”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein, in each case for the purposes of financing the Transactions and related fees and expenses and the refinancing of any outstanding indebtedness of the Company (including under the Existing Credit Agreement) (the transactions contemplated by the Senior Debt Commitment Letter and the Mezzanine Debt Commitment Letter, as amended and modified in compliance with Section 6.8, are collectively referred to as the “Financing”; each of GE Capital Markets, Inc., KeyBank National Association, Endeavour Structured Equity and Mezzanine Fund I, LP are collectively referred to as the “Financing Sources”).  The Senior Debt Commitment Letter and the related Fee Letter and the Mezzanine Debt Commitment Letter and the related Fee Letter, as amended and modified in compliance with Section 6.8, are referred to collectively in this Agreement as the “Financing Agreements”.  None of the Financing Agreements has been amended or modified prior to the Agreement Date, no such amendment or modification is contemplated and none of the respective commitments contained in the Financing Agreements have been withdrawn or rescinded in any respect. As of the Agreement Date, the Financing Agreements are in full force and effect.  Except for the Fee Letters and relating to fees with respect to the Financing and an engagement letter (complete copies of which have been provided to the Company, with only the fee amounts and certain economic terms of the market flex redacted), as of the Agreement Date there are no side letters or other agreements, Contracts or arrangements related to the funding of the Financing other than as expressly set forth in the Financing Agreements delivered to the Company prior to the Agreement Date.  The only conditions precedent or other contingencies related to the obligations lenders to fund the full amount of Financing are those expressly set forth in the Financing Agreements.  As of the Agreement Date, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Merger Sub or any direct investor in Parent under any term, or a failure of any condition, of the Financing Agreements or otherwise be reasonably likely to result in any portion of the Financing contemplated thereby to be unavailable.  As of the Agreement Date, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing Agreements required to be satisfied by it.  Parent or Merger Sub, as the case may be, has paid or caused to be paid all amounts due and owing under the Fee Letters which are due and payable pursuant to the Fee Letters at or immediately following the execution of this Agreement, if any.

(ii)           Based on the terms and conditions of this Agreement, Parent and its subsidiaries, taken as a whole immediately following the Effective Time and after taking into account the proceeds from the Financing shall have sufficient funds to provide Parent and Merger Sub with the funds necessary to consummate the Transactions, including the payment of (i) the aggregate Offer Price and Merger Consideration, (ii) the payment to the Company of funds sufficient to pay holders of Company SARs and Company RSUs in accordance with Section 3.4, (iii) any repayment or refinancing of debt contemplated in this Agreement or the Financing Agreements (including repayment of indebtedness under the Existing Credit Agreement), (iv) all fees payable in order to consummate the Financing in accordance with the Fee Letters and (v) the payment of all other amounts required to be paid in connection with the consummation of the Transactions and to allow Parent and Merger Sub to perform all of their obligations under this Agreement and pay all fees and expenses to be paid by Parent or Merger Sub related to the Transactions.

(h)           Litigation.  There is no suit, action or proceeding pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub that, individually or in the aggregate, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. There is no Judgment outstanding against Parent, Merger Sub or any of their respective Affiliates (or, to the Knowledge of Parent or Merger Sub, against any Financing Source) that, individually or in the aggregate, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions.

(i)            Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement and the Transactions based upon arrangements made by or on behalf of the Parent or Merger Sub.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1	Conduct of Business.

(a)           Conduct of Business by the Company.  During the period from the Agreement Date to the Effective Time, except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) or as specifically contemplated by this Agreement or as set forth in Schedule 5.1(a), the Company shall, and shall cause the other Company Entities to, carry on their respective businesses in the ordinary course consistent with past practice and materially comply with all applicable Laws (including Competition Laws and the Federal Acquisition Regulation) and accounting standards (including GAAP and Cost Accounting Standards) and use its reasonable best efforts to keep available the services of their present officers and other employees and to preserve their assets and their relationships with material licensors, licensees, partners, customers, suppliers, distributors and others having business dealings with them and maintain their franchises, rights and Permits. Further, during the period from the Agreement Date to the Effective Time, except (i) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (ii) as may be required by applicable Law (including the rules of NYSE, excluding any stockholder voting requirements contained therein), (iii) as specifically contemplated by this Agreement or (iv) as set forth in Schedule 5.1(a), the Company shall not, and shall not permit any of the other Company Entities to:

(i)            (A)  declare, set aside or pay any dividends on, or make any other distributions (whether in cash, property, stock or other securities) in respect of, any of its capital stock or other equity or voting interests, except for any dividends by a direct or indirect wholly-owned Subsidiary of the Company to its parent, other than the payment by the Company of the quarterly cash dividend declared by the Company on August 20, 2010 of $0.10 per share of Company Common Stock and a dividend of $0.10 per share of Company Common Stock contemplated to be declared in December, 2010 to be paid on or after March 11, 2011 to shareholders of record as of a date that is on or after March 11, 2011, (B) split, combine or reclassify any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests (other than upon the conversion, exercise or settlement, in accordance with their terms or this Agreement, of outstanding Company RSUs or Company SARs in the amounts set forth in Section 4.1(c)(ii)) (C) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company Entities or any options, warrants, calls or rights to acquire any such shares or other securities (except pursuant to the forfeiture of Company RSUs or Company Restricted Stock, the Tax withholding obligations of holders of Company RSUs, Company SARs or Company Restricted Stock, or the acquisition by the trustee of the Company 401(k) Plan of shares of Company Common Stock on the open market in order to satisfy participant elections under the Company 401(k) Plan)

(ii)           issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such stock, interests or securities or any stock appreciation rights, restricted stock units, stock-based performance units, “phantom” stock awards or other rights that are linked to the value of Company Common Stock or the value of the Company or any part thereof, (other than upon the conversion, exercise or settlement, in accordance with their terms or this Agreement, of Company RSUs or Company SARs in the amounts set forth in Section 4.1(c)(ii));

(iii)          amend the Company Certificate or the Company By-laws or other comparable charter or organizational documents of any of the Company’s Subsidiaries;

(iv)          acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any Person or business or division thereof;

(v)           sell, lease, license, sell and lease back, mortgage or otherwise subject to any Lien or otherwise dispose of or abandon any (A) shares of capital stock, equity or voting interests or other rights, instruments or securities in the Company Entities or (B) a material portion of its properties or assets (excluding any shares of capital stock, equity or voting interests or other rights, instruments or securities in entities other than the Company Entities), except, in the case of clause (B) only, in the ordinary course of business consistent with past practice and for Permitted Liens;

(vi)          repurchase, prepay or incur any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, other than (A) short-term borrowings incurred in the ordinary course of business consistent with past practice to finance the working capital needs of the Company Entities, or (B) letters of credit, bonds or other surety instruments to secure the payment and/or performance of contractual obligations in the ordinary course of business consistent with past practice;

(vii)         issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company Entities;

(viii)        make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) the Company Entities, (B) advances to employees in respect of travel or other related ordinary expenses in the ordinary course of business consistent with past practice, or (C) investments in marketable securities that are readily salable at their fair market value, that, individually or in the aggregate, do not exceed 10% of the voting equity of any Person;

(ix)           incur or commit to incur any capital expenditures in excess of $250,000 each or $500,000 in the aggregate, or any obligations or liabilities in connection therewith, other than in the ordinary course of business or to replace or repair any damaged or obsolete capital equipment;

(x)           (A) pay, discharge, settle or satisfy any unmatured or contingent claims (including any claims of stockholders and any stockholder litigation relating to this Agreement or any transaction contemplated by this Agreement or otherwise), liabilities or obligations for an amount in excess of $100,000, other than (i) the payment, discharge, settlement or satisfaction thereof in the ordinary course of business consistent with past practice, including payments in settlement or the payment of a judgment related to claims against any Company Entity related to exposure to asbestos, (ii) such claims, liabilities or obligations reserved against in the Company’s most recent financial statements (including the notes thereto) included in the Filed Company SEC Documents (for amounts not in excess of 120% of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (iii) as required by any applicable Law or Contract that is not entered into in violation of this Agreement, (iv) the payment, discharge, settlement or satisfaction of any such claims out of the proceeds of any applicable policy of insurance, or (v) payment of Transaction Expenses; (B) waive, relinquish, release, grant, transfer or assign any right of material value or (C) disclose any confidential or non-public proprietary information of the Company Entities other than pursuant to a confidentiality agreement (including an Acceptable Confidentiality Agreement) restricting the right of the recipient thereof to use and disclose such confidential or proprietary information;

(xi)           enter into any Material Contract, modify or amend in any material respect any Material Contract, waive, release, assign or fail to exercise or pursue any rights or claims under any Material Contract or accelerate, terminate or cancel any Material Contract other than (A) consistent with past practice and in the ordinary course of business, (B) pursuant to any bid or proposal or Material Contract relating to ship repair, construction or overhaul;

(xii)          except as required to ensure that any Company Benefit Plan or Company Benefit Agreement in effect on the Agreement Date (or the administration thereof) is not out of compliance with applicable Law or as required to comply with any Company Benefit Plan or Company Benefit Agreement in effect on the Agreement Date or as specifically required pursuant to this Agreement (and, in each case, in compliance with Section 6.11), and except as otherwise contemplated by this Agreement (A) adopt, enter into, establish, terminate, amend or modify any Company Benefit Plan or Company Benefit Agreement, (B) increase in any manner the compensation or benefits of, or pay any bonus to, or grant any loan to, any Company Personnel, other than in the ordinary course of business, (C) pay or provide to any Company Personnel any compensation or benefit, other than  pursuant to agreements or plans in existence as of the Agreement Date and other than the payment of base cash compensation in the ordinary course of business consistent with past practice or regularly-scheduled bonus compensation, (D) grant or amend any awards under any Company Benefit Plan (including the grant or amendment of any equity or equity-based or related compensation) or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement or awards made thereunder (other than as contemplated by Section 3.4), (E) grant or pay any severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits of, any Company Personnel, other than (1) in the ordinary course of business, (2) pursuant to any Contract or established formal or informal severance policy or (3) pursuant to any Company Benefit Plan or Company Benefit Agreement, (F) enter into any trust, annuity or insurance Contract or similar agreement with respect to, or take any action to fund or in any other way secure the payment of compensation or benefits under, any Company Benefit Plan or Company Benefit Agreement, or (G) make any determination under any Company Benefit Plan or Company Benefit Agreement that is inconsistent in any material respect with the ordinary course of business and past practice; provided, however, that the foregoing shall not restrict any Company Entity from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, other than any director or executive of the Company, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (other than incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(xiii)        form any Subsidiary;

(xiv)        enter into any Contract that would require the consent of a third-party in connection with or following the consummation of the Transactions;

(xv)         adopt or enter into or revise or amend any collective bargaining agreement or other labor union Contract applicable to any employees of the Company Entities;

(xvi)        write down any material assets other than as may be consistent with Company’s historical accounting practices;

(xvii)       enter into, approve or recommend (or propose publicly to approve or recommend), or permit any of the Company’s Affiliates to enter into, any agreement requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere or be inconsistent with, the Transactions or requiring, or reasonably expected to cause, the Company to fail to comply with this Agreement (other than in connection with Section 5.2);

(xviii)      fail to keep in force any material insurance policy or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Company Entities as are currently in effect (except to the extent any such material insurance policy lapses, expires or terminates in accordance with its terms), or fail to replace, on substantially similar terms and conditions, any such material insurance policy that lapses, expires or terminates in accordance with its terms;

(xix)         adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than in connection with Section 5.2);

(xx)          enter into any new line of business outside its existing business segments;

(xxi)         convene any special meeting (or any adjournment thereof) of the stockholders of the Company other than the Stockholders’ Meeting (if such a meeting is required by this Agreement and applicable Law);

(xxii)        take any action intended to result in any of the conditions of the Offer set forth on Exhibit A or to the Merger set forth in Article VII not being satisfied or intended to prevent, delay or impair the ability of the Company to consummate the Merger (other than in connection with Section 5.2); or

(xxiii)       authorize, or commit, resolve or agree to take, any of the foregoing actions.

(b)           Certain Tax and Accounting Matters.  During the period from the Agreement Date to the Effective Time:

(i)            Except as required by applicable Tax Law or with Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), no Company Entity shall (A) make or change any material Tax election, (B) file any material amended Tax Return, (C) agree to any material adjustment of any Tax attribute, (D) change (or make a request to any Governmental Entity to change) any of its methods of reporting income or deductions for Federal income Tax purposes, (E) file any claim for a material refund of Taxes, (F) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment that could adversely affect Parent’s Tax liability, (G) make any change in any financial or Tax accounting principle, method or practice, other than as required by GAAP, the SEC, the Public Company Accounting Oversight Board, applicable Law or as recommended by the Company’s independent auditor or (H) settle or compromise any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company Entities in respect of any material amount of Tax or enter into any material closing agreement that could adversely affect Parent’s Tax liability.

(ii)           The Company Entities shall file all Tax Returns and pay all Taxes when due.

(iii)          The Company Entities shall retain all books, documents and records reasonably necessary for the preparation of Tax Returns.

Section 5.2	Solicitation.

(a)           Solicitation.

(i)            Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the Agreement Date and continuing until the No-Shop Period Start Date, the Company may, directly or through its Representatives: (A) solicit, initiate or encourage, whether publicly or otherwise, any Takeover Proposals, including by way of providing access to non-public information; provided, however, that the Company shall only permit such non-public information related to the Company to be provided pursuant to an Acceptable Confidentiality Agreement, and provided further that the Company shall promptly provide to Parent any non-public information concerning the Company Entities to which any Person is provided such access and which was not previously provided to Parent; and (B) engage in and maintain discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to any Takeover Proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any Takeover Proposal. “Takeover Proposal” means any inquiry, proposal or offer from any Person or group providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 10% or more (based on the fair market value, as determined in good faith by the Company Board) of assets (including capital stock of the Company Entities) of the Company Entities, taken as a whole, or (2)(A) shares of Company Common Stock, which together with any other shares of Company Common Stock beneficially owned by such Person or group, would equal to 10% or more of the outstanding shares of Company Common Stock, or (B) any other equity securities of the Company Entities, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group owning, directly or indirectly, 10% or more of the outstanding shares of Company Common Stock or any other equity securities of the Company Entities, (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company Entities pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, 10% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (d) any recapitalization, liquidation, dissolution or any other similar transaction involving the Company Entities, other than, in each case, the Transactions. Wherever the term “group” is used in this Section 5.2, it is used as defined in Rule 13d-3 under the Exchange Act.

(ii)           The No-Shop Period Start Date shall commence at 11:59 p.m., New York City time, on the 20th business day following the commencement of the Offer (determined using Rule 14d-1(g)(3) under the Exchange Act) (the “Initial No-Shop Period Start Date”); provided, however, that Company may, in its sole and absolute discretion, extend the No-Shop Period Start Date for up to 14 calendar days beyond the Initial No-Shop Period Start Date (the “Extended No-Shop Period Start Date”) by delivering written notice thereof to Parent at least four (4) Business Days prior to the Initial No-Shop Period Start Date.  For purposes of this Agreement, the “No-Shop Period Start Date” shall mean the Initial No-Shop Period Start Date or the Extended No-Shop Period Start Date, if such right of extension is exercised by the Company.

(b)           No Solicitation.  Except as otherwise permitted by this Section 5.2, from the No-Shop Period Start Date until the Effective Time, or, if earlier, the termination of this Agreement in accordance with Section 8.1, the Company shall not, nor shall it permit any Representative of the Company to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of providing information) the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) provide any non-public information concerning the Company Entities related to, or to any Person or group who would reasonably be expected to make, any Takeover Proposal, (iii) engage in any discussions or negotiations with respect thereto, (iv) approve, support, adopt, endorse or recommend any Takeover Proposal, or (v) otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations.  Subject to Section 5.2(c), at the No-Shop Period Start Date, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons or groups (other than a Qualified Go-Shop Bidder) conducted theretofore by the Company Entities or any of their Representatives with respect to any Takeover Proposal and shall use reasonable best efforts to require any other parties (other than a Qualified Go-Shop Bidder) who have made or have indicated an intention to make a Takeover Proposal to promptly return or destroy any confidential information previously furnished by the Company Entities or any of their Representatives.  “Qualified Go-Shop Bidder” means any Person or group from whom the Company Entities or any of their Representatives has received a Takeover Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board determines, prior to or as of the No-Shop Period Start Date, in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal. “Superior Proposal” means any bona fide written Takeover Proposal that is financed on terms no less favorable to Company than the Financing, and that, if consummated, would result in a Person or group (or the shareholders of any Person) owning, directly or indirectly, (A) more than 75% of the outstanding shares of Company Common Stock or (B) all or substantially all of the assets of the Company Entities, taken as a whole, in either case which the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, and (y) if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, in each case taking into account, among other things, the financial, legal and regulatory aspects of the transaction proposed in such Takeover Proposal, including any financing contingencies, the timing and likelihood of consummation of such transaction, the provisions of this Agreement (including any changes to the terms of this Agreement proposed by Parent pursuant to Section 5.2(f)) and, to the extent the Company Board deems it relevant and applicable, the payment of the Termination Fee.

(c)           Response to Takeover Proposals.  Notwithstanding anything to the contrary contained in this Agreement, if at any time following the No-Shop Period Start Date and prior to the earlier to occur of the Offer Closing and obtaining the Stockholder Approval, (i) the Company has received a bona fide, written Takeover Proposal from a third party that did not result from a breach of this Section 5.2, and (ii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company Entities to the Person making such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement and the other restrictions imposed by Section 5.2(a)(i) related to the sharing of information, or (B) engage in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal. The Company shall be permitted prior to the earlier to occur of the Offer Closing and obtaining the Stockholder Approval to take the actions described in clauses (A) and (B) above with respect to any Qualified Go-Shop Bidder.

(d)           Notice to Parent of Takeover Proposals.  The Company shall promptly (and, in any event, within one Business Day) notify Parent if the Company or any of its Representatives receives any Takeover Proposal, and in connection with such notice, provide the identity of the Person or group making such Takeover Proposal and the material terms and conditions thereof (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements), and thereafter the Company shall keep Parent reasonably informed of any material changes to the terms thereof.  Not later than two Business Days after the No-Shop Period Start Date, the Company shall deliver to Parent a list of all Persons and groups who executed and delivered confidentiality agreements to the Company during the period beginning on the Agreement Date and ending on the No-Shop Period Start Date in connection with a potential Takeover Proposal.

(e)           Prohibited Activities.  Subject to Section 5.2(f), neither the Company Board nor any committee thereof shall (i) withdraw or rescind (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the Recommendation or the findings or conclusions of the Company Board referred to in Section 4.1(d)(i), (ii) approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal, (iii) cause or permit the Company Entities to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement referred to in Section 5.2(a)  or Section 5.2(c) (an “Acquisition Agreement”), or (iv) publicly propose or announce an intention to take any of the foregoing actions (any action described in the foregoing clauses (i), (ii), (iii) or (iv) is referred to as an “Adverse Recommendation Change”).

(f)           Change of Recommendation.  Notwithstanding any provision of Section 5.2(e), at any time prior to the earlier to occur of the Offer Closing and obtaining the Stockholder Approval, (i) if the Company has received a bona fide written Takeover Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel) constitutes a Superior Proposal, or (ii) if an Intervening Event has occurred, the Company Board may effect an Adverse Recommendation Change in connection with such Superior Proposal or in response to such Intervening Event if and only if:

(A)           it determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law;

(B)           the Company shall have provided prior written notice to Parent and Merger Sub, at least three Business Days in advance, that it will effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(f) and specifying the reasons therefor (a “Notice of Intended Recommendation Change”)(it being understood and agreed that any material amendment to the terms of any Superior Proposal (and in any event including any amendment to any price term thereof), or any material change to the facts and circumstances relating to an Intervening Event, in each case that was previously the subject of a Notice of Intended Recommendation Change, shall require a new Notice of Intended Recommendation Change (an “Amended Notice of Intended Recommendation Change”) and compliance with the requirements of this Section 5.2(f), except that the prior written notice period and corresponding references to a three Business Day period shall be reduced to a one Business Day period for any such Amended Notice of Intended Recommendation Change);

(C)           to the extent such Adverse Recommendation Change or termination is being made as a result of a Superior Proposal:

(1)           the Notice of Intended Recommendation Change shall specify the identity of the party making such Superior Proposal and the material terms thereof and copies of all relevant documents relating to such Superior Proposal;

(2)           after providing any such Notice of Intended Recommendation Change, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) during such three Business Day period (or one Business Day period in the event of an Amended Notice of Intended Recommendation Change) to make such adjustments in the terms and conditions of this Agreement and the other agreements contemplated hereby; and

(3)           the Company Board shall have considered in good faith (after consultation with its outside legal counsel) any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent no later than 5:00 p.m., New York City time, on the third Business Day of such three Business Day period (or first Business Day of such one Business Day period in the event of an Amended Notice of Intended Recommendation Change) and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such adjustments were to be given effect; and

(D)           to the extent such Adverse Recommendation Change is being made in response to an Intervening Event:

(1)           the Notice of Intended Recommendation Change shall specify the Intervening Event in reasonable detail;

(2)           after providing any such Notice of Intended Recommendation Change, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) during such three Business Day period (or one Business Day period in the event of an Amended Notice of Intended Recommendation Change) to amend this Agreement in such a manner that such Intervening Event no longer necessitates such Adverse Recommendation Change; and

(3)        the Company Board shall have considered in good faith any adjustments to this Agreement and the other agreements contemplated hereby that may be offered in writing by Parent no later than 5:00 p.m., New York City time, on the third Business Day of such three Business Day period (or first Business Day of such one Business Day period in the event of an Amended Notice of Intended Recommendation Change and shall have determined in good faith (after consultation with its outside legal counsel) that such Intervening Event continues to necessitate an Adverse Recommendation Change.

(E)           In the event that the Company has given a Notice of Intended Recommendation Change, Parent may, upon written notice to the Company, extend the Effective Time and, if applicable, the expiration of the Offer (but in no event, in either such case, beyond the earlier of (i) the Outside Date, (ii) the end of the first Business Day  following the period described in Section 5.2(f)(C)(3) or Section 5.2(f)(D)(3), as applicable, or (iii) any other date agreed upon by the Parties) to allow sufficient time for the negotiations between the Company and the Parent and the Merger Sub regarding  possible adjustments to this Agreement, consideration by the Company Board of adjustments to this Agreement or the determination of an Adverse Recommendation Change and/or the termination of this Agreement pursuant to Section 8.1(e) or Section 8.1(f).

(g)           Standstills; Confidentiality Agreements.  Notwithstanding any provision of Section 5.2(e), the Company Board shall not grant any waiver or release under any standstill agreement with respect to any class of equity securities of the Company; provided, however, (i) at any time prior to the earlier to occur of the Offer Closing and obtaining the Stockholder Approval, the Company Board may grant a waiver or release under any standstill agreement with respect to any class of equity securities of the Company if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (ii) from the Agreement Date until the No-Shop Period Start Date, the Company may grant any such waiver solely to permit any counterparty to any such agreement to make non-public inquiries, proposals or offers that constitute or may reasonably be expected to lead to any Takeover Proposal. The Company shall provide written notice to Parent of waiver of any standstill by the Company. Except for the waiver of standstill as contemplated by this Section 5.2(g), the Company shall enforce, and shall not release or permit the release of any Person from, or amend, waive, terminate or modify, and shall not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement or provision to which any of the Company Entities is a party or under which the Company or any of its is a party or under which any of the Company Entities has any rights. The Company shall not, and shall not permit any of its Subsidiaries or Representatives to, enter into any confidentiality agreement subsequent to the Agreement Date which prohibits the Company from providing to Parent the information specifically required to be provided to Parent pursuant to this Section 5.2.

(h)           Communications With Stockholders.  Nothing contained in this Section 5.2 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders as, in the good faith determination of the Company Board, after consultation with its outside legal counsel, is required by applicable Laws or (iii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company) in which the Company indicates that it has not changed the Recommendation; provided, however, that clauses (ii) and (iii) shall not be deemed to permit the Company Board to make an Adverse Recommendation Change or take any of the actions referred to in Section 5.2(e) or Section 5.2(f) except, in each case, to the extent permitted by Section 5.2(e) or Section 5.2(f), respectively.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1	Preparation of the Proxy Statement; Stockholders’ Meeting.

(a)           Preparation of Proxy Statement.  As soon as practicable after the Agreement Date (subject to Parent’s performance of its obligations under Section 6.1(b)), the Company shall prepare and shall cause to be filed with the SEC in preliminary form a proxy statement relating to the Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”).  Except as expressly contemplated by Section 5.2(f), the Proxy Statement shall include the Recommendation with respect to the Merger, the Fairness Opinion and a copy of Section 262 of the DGCL.  The Company shall cause the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.  The Company shall cause the Proxy Statement to (i) comply as to form in all material respects with the provisions of the Exchange Act and satisfy the rules and regulations promulgated thereunder and (ii) satisfy all rules of the NYSE.  The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, and shall provide Parent and Merger Sub with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or its staff, on the other hand.  The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or its staff with respect to the Proxy Statement, and the Company shall provide Parent and Merger Sub and their respective counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff.  Prior to the filing of the Proxy Statement or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent and Merger Sub a reasonable opportunity to review and to propose comments on such document or response.

(b)           Covenants of Parent with Respect to the Proxy Statement.  Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Parent shall cause the information relating to Parent or Merger Sub supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement. Each of Parent and Merger Sub shall furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement promptly following request therefor from the Company.

(c)           Mailing of Proxy Statement; Stockholders’ Meeting.  If the adoption of this Agreement at a meeting of  the Company’s stockholders is required by applicable Law, then the Company shall have the right at any time after the Proxy Statement Clearance Date to (and Parent and Merger Sub shall have the right, at any time after the later of the Proxy Statement Clearance Date and the termination of the Offer on account of the failure of the Minimum Tender Condition, to request in writing that the Company, and upon receipt of such written request, the Company shall, as promptly as practicable and in any event within ten Business Days), (x) establish a record date for and give notice of a meeting of its stockholders in accordance with the Company’s By-Laws, for the purpose of voting upon the adoption of this Agreement (the “Stockholders’ Meeting”), and (y) mail to the holders of Company Common Stock as of the record date established for the Stockholders’ Meeting a Proxy Statement and proxy card (the date the Company elects to take such action or is required to take such action, the “Proxy Date”).  The Company shall duly call, convene and hold the Stockholders’ Meeting as promptly as reasonably practicable after the Proxy Date, subject to the ten calendar day notice requirement contained in Company’s By-Laws; provided, however, that in no event shall such meeting be held later than 35 calendar days following the date the Proxy Statement is mailed to the Company’s stockholders and any adjournments of such meetings shall require the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) other than in the case it is required pursuant to the Company’s By-Laws or to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SEC or its staff has instructed the Company is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders’ Meeting.  Notwithstanding the foregoing, but subject to the provisions of the Company’s By-Laws, Parent may require the Company to adjourn or postpone the Stockholders’ Meeting one time (for a period of not more than 30 calendar days but not past two Business Days prior to the Outside Date), unless prior to such adjournment the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement and the Transactions, which have not been withdrawn, such that the condition in Section 7.1(a) will be satisfied at such meeting.  Once the Company has established a record date for the Stockholders’ Meeting, the Company shall not change such record date or establish a different record date for the Stockholders’ Meeting without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or the Company’s By-Laws.  Unless the Company Board shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected an Adverse Recommendation Change, the Company shall use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and shall ensure that all proxies solicited in connection with the Stockholders’ Meeting are solicited in compliance with all applicable Laws and all rules of the NYSE. Unless this Agreement is validly terminated in accordance with Article VIII, the Company shall submit this Agreement to its stockholders at the Stockholders’ Meeting even if the Company Board shall have effected an Adverse Recommendation Change or proposed or announced any intention to do so.  The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven Business Days prior to the date of the Stockholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the Stockholder Approval. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement and the Transactions shall be the only matter (other than procedure matters) which the Company shall propose to be acted on by the stockholders of the Company at the Stockholders’ Meeting.

(d)           Amendments to Proxy Statement.  If at any time prior to the Effective Time any event or circumstance relating to the Company Entities or their Representatives should be discovered by the Company which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, they shall promptly inform Parent.  Each of Parent, Merger Sub and the Company shall correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. Each of the Company and Parent shall cause all documents that such party is responsible for filing with the SEC in connection with the Merger to comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and, as applicable, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)           Short Form Merger.  Notwithstanding the foregoing, if, following the Offer Closing and the exercise, if any, of the Top-Up, Parent and its Affiliates shall own at least 90% of the outstanding shares of the Company Common Stock, the Parties shall take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any shares of Company Common Stock held by Parent or its Affiliates, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Stockholders’ Meeting in accordance with Section 253 of the DGCL and without regard to the satisfaction or waiver of the conditions set forth in Section 7.1(a), Section 7.2, or Section 7.3.

Section 6.2	Access to Information; Confidentiality.

(a)           The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access upon reasonable advance notice and during normal business hours to all their respective properties, assets, books, records, Contracts, Permits, documents, information, directors, officers and employees, but only to the extent that such access does not unreasonably interfere with the business or operations of the Company Entities, and the Company shall, and shall cause each of its Subsidiaries to, furnish to Parent any information concerning its business as Parent may reasonably request (it being agreed, however, that the foregoing shall not permit Parent of any such Representatives to conduct any invasive environmental testing or sampling of the nature customarily referred as a Phase I, Phase II or Phase III Environmental Site Assessment); provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that doing so is restricted under applicable Law or Contract or otherwise would result in the loss of attorney-client privilege (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege).   Without limitation to the foregoing, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access to the non-U.S. agents, consultants and representatives engaged by the Company Entities, and the Company shall, upon Parent’s request, facilitate fulfilling requests for information and/or interviews with such non-U.S. agents, consultants or representatives.

(b)           Following the Agreement Date and prior to the Effective Time, Parent may (but shall not be required to), following reasonable notice to the Company, contact and interview any Company Personnel and review the personnel records and such other information concerning the Company Personnel as Parent may reasonably request, provided such review is permitted by applicable Law (including Competition Laws) or Contract.  No investigation by Parent, Merger Sub or any of their Representatives and no other receipt of information by Parent, Merger Sub or any of their Representatives shall operate as a waiver or otherwise affect any representation or warranty of the Company or any covenant or other provision in this Agreement.  Except as required by any applicable Law or Judgment, Parent shall hold, and shall direct its Representatives to hold, any and all information received from the Company confidential in accordance with the Confidentiality Agreements.

Section 6.3	Reasonable Best Efforts; Consultation and Notice.

(a)           Each party from whom a filing under the HSR Act would be required for the Transactions to be consummated lawfully shall, as promptly as practicable (but in no event later than five Business Days) following the Agreement Date, file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) all materials initially required to be filed under the HSR Act in connection with the Transactions.  As promptly as practicable following the Agreement Date, each party shall make all other filings necessary or appropriate under any applicable foreign Competition Law in connection with the Transactions.  To the extent permitted by applicable Law, the Parties shall request expedited treatment of any such filings and shall work together and shall furnish to one another such necessary information and reasonable assistance as the other may require in connection with its preparation of any filing or submission under the HSR Act or other Competition Law.  To the extent permitted by applicable Law, the Parties shall keep one another apprised of the status of, and give each other advance notice of, and a meaningful opportunity to review, all communications with, and all inquiries or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Entity, and shall comply promptly with any such reasonable inquiry or request.  To the extent advisable and permitted by the relevant Governmental Entity, the Parties shall permit one another to attend all meetings or conferences between one or more of the Parties and one or more Governmental Entity under the HSR Act or other Competition Law.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Transactions, including using its reasonable best efforts to accomplish the following: (i) the satisfaction of the conditions precedent set forth in Exhibit A and Article VII, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from, and the giving of any necessary notices to, Governmental Entities and other Persons, (iii) the taking of all reasonable steps to provide any supplemental information requested by a Governmental Entity, including participating in meetings with officials of such entity in the course of its review of this Agreement and the Transactions, and (iv) the execution and delivery of any additional instruments necessary to consummate and make effective the Transactions.  In connection with and without limiting the generality of the foregoing, each of the Company and the Company Board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Transactions, including Section 203 of the DGCL and Section 23B.19 of the WSBA, use its reasonable best efforts to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transactions.  In furtherance and not in limitation of the foregoing, if any Governmental Entity objects to the Transactions, each of Parent, Merger Sub and the Company shall cooperate with each other and use its respective reasonable best efforts to resolve such objections.

(c)           In connection with the continuing operation of the business of the Company Entities between the Agreement Date and the Effective Time, subject to applicable Law (including Competition Laws), the Company shall consult in good faith on a reasonably regular basis with Parent to report material, individually or in the aggregate, operational developments, the general status of ongoing operations, financial results and condition (including cash and working capital management), and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent; provided, however, that no such consultation shall affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties.

(d)           Except as prohibited by applicable Law (including Competition Laws), the Company shall promptly notify Parent of:

(i)           any material written notice or other written communication from any Person (other than a Governmental Entity) alleging that the consent of such Person is required in connection with the Transactions;

(ii)           its discovery of any fact or circumstance that, or the occurrence or non occurrence of any event the occurrence or non occurrence of which, cause any of the conditions to the Offer set forth in Exhibit A to be in effect at the scheduled Expiration Date;

(iii)          any notice or other communication from any Governmental Entity received by the Company in connection with the Transactions, and a copy of any such notice or communication shall be furnished to Parent together with the Company’s notice;

(iv)          any filing made by the Company with any Governmental Entity in connection with the Transactions, and a copy of any such filing shall be furnished to Parent together with the Company’s notice; and

(v)           any suits, actions or proceedings commenced or threatened that relate to the consummation of this Agreement or the Transactions of which the Company has Knowledge; provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(e)           Parent shall give prompt notice to the Company upon Parent obtaining Knowledge of (A) any representation or warranty made by Parent or Merger Sub contained in this Agreement becoming untrue or (B) the failure of Parent or Merger Sub to perform any obligation, covenant or agreement to be performed by such party under this Agreement or in connection with the Financing, in each case in any way that would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent of the Transactions; provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties.

(f)           Without limiting the generality of the foregoing, the Company shall give Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors relating to the Transactions, and shall obtain the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim, it being understood and agreed that the Company shall control such defense and that this Section 6.3(c) shall not give Parent the right to direct such defense except to the extent that Parent or Merger Sub is named as a defendant in such litigation and in that case solely as to the defense of Parent and Merger Sub.

Section 6.4	Indemnification, Exculpation and Insurance.

(a)           All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company Entities as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other agreements of the Company (as in effect on the Agreement Date) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.  From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

(b)           If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.4.

(c)           In consideration of the consummation of the Transactions as described in this Agreement, from the Effective Time through the fifth anniversary of the Effective Time (such period, the “Tail Period”), Parent shall, or shall cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance covering each Person covered by the Company’s directors’ and officers’ liability insurance policy as of the Agreement Date for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policy in effect on the Agreement Date; provided that Parent or the Surviving Corporation may (i) substitute therefor policies of any reputable insurance company or (ii) satisfy its obligation under this Section 6.4(c) by causing the Company to obtain, on or prior to the Merger Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, in each case, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 6.4(c).

(d)           The provisions of this Section 6.4 are (i) intended to be for the benefit of, and shall be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise; provided, that pursuant to Section 6.4(b), there shall be no obligation by Parent or the Company to create a trust to satisfy indemnification obligations under indemnification agreements between the Company and certain current and former officers and directors.

Section 6.5           Public Announcements.  The initial press release(s) to be issued with respect to the Transactions shall be in the form(s) heretofore agreed to by the Parties. Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent at all reasonably practicable, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the Transactions, and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

Section 6.6           Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement and prior to the Offer Closing Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 6.7           Directors. In the event that Merger Sub has exercised the Top-Up pursuant to Section 1.3(b)(i):

(a)           Composition of Company Board.  Effective upon the Offer Closing and the automatic exercise of the Top-Up pursuant to Section 1.3(b)(i) (at which time Parent and Merger Sub will own at least 90% of the issued and outstanding Company Common Stock), and at all times thereafter, Parent shall be entitled to designate, from time to time, such number of members of the Company Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of shares of Company Common Stock beneficially owned by Parent and its Subsidiaries (including shares of Company Common Stock accepted for payment pursuant to the Offer) bears to (B) the number of shares of the Company Common Stock then outstanding; provided, however, that if Parent’s designees are appointed or elected to the Company Board, until the Effective Time the Company Board shall have at least two Independent Directors.  Subject to applicable Law, the Company shall promptly take all action requested by Parent necessary or desirable to effect any such election or appointment, including, at the election of Parent, (1) increasing the size of the Company Board (including by amending the Company By-laws if necessary to increase the size of the Company Board), (2) filling vacancies or newly created directorships on the Company Board and (3) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable Law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act and the NYSE rules).  After the Offer Closing, the Company shall also, upon Parent’s request, cause the directors elected or designated by Parent to the Company Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (x) each committee of the Company Board, except for any committee established to take action with respect to the subject matter of this Agreement, (y) the board of directors of each Subsidiary of the Company and (z) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and the NYSE rules.  The provisions of this Section 6.7(a) are in addition to and shall not limit any rights that Parent, Merger Sub or any of their respective Affiliates may have as a record holder or beneficial owner of shares of Company Common Stock as a matter of applicable Law with respect to the election of directors or otherwise.

(b)           Section 14(f) of Exchange Act.  The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 6.7(a), including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder concurrently with the mailing of the Schedule 14D-9. Parent and Merger Sub shall provide to the Company on a timely basis all information required to be included in the Information Statement with respect to such designees and with respect to Parent’s officers, directors and Affiliates.

(c)           Post-Appointment Voting.  Following the election or appointment of Parent’s designees pursuant to Section 6.7(a) and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required for the Company to consent (a) to amend or terminate this Agreement, (b) to waive any of the Company’s rights or remedies under this Agreement or (c) to extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub.  “Independent Director” means a member of the Company Board who is a member of the Company Board on the Agreement Date and an “independent director” as defined by the NYSE rules.

Section 6.8           Financing.

(a)           Each of Parent and Merger Sub shall use, and cause its Affiliates to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the material terms and conditions (including the flex provisions) set forth in the Financing Agreements, including using reasonable best efforts to seek to enforce its rights under the Financing Agreements in the event of a material breach thereof by the Financing Sources, and shall not permit any material amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Financing Agreements (in each case except pursuant to the flex provisions thereof), if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount) from that contemplated in the Financing Agreements, (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner materially adverse to Parent or the Company, (iii) amends or modifies any other terms in a manner that would reasonably be expected to (A) delay or prevent the Offer Closing or the Merger Closing or (B) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur or (C) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Agreements. For purposes of clarification, the foregoing shall not prohibit Parent from amending the Financing Agreements to add additional lender(s) (and Affiliates of such additional lender(s)) as a party thereto.

(b)           Each of Parent and Merger Sub shall use, and cause its Affiliates to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions set forth in the Financing Agreements, including using reasonable best efforts (i) to maintain in effect the Financing Agreements in accordance with the terms and subject to the conditions thereof, (ii) to satisfy all conditions and covenants applicable to Parent and Merger Sub in the Financing Agreements as and when required thereunder, (iii) to negotiate and enter into all definitive agreements with respect to the Financing contemplated by the Financing Agreements on the material terms and conditions (including the flex provisions) contained therein, (iv) to satisfy all conditions to such definitive agreements that are applicable to Parent and Merger Sub as and when required thereunder and consummate the Financing at or prior to the Offer Closing or, in the event the Offer Closing does not occur, the Merger Closing, including using its (or causing its Affiliates to use) reasonable best efforts to cause the lenders and the other persons committing to fund the Financing and (v) to comply with its obligations under the Financing Agreements and any related Fee Letter.  Parent shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all executed definitive documents related to the Financing (provided that the Financing Agreements may be redacted to omit the numerical fee amounts and certain economic terms of the market flex provided therein).  Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt (and in any event within two Business Days) written notice: (w) of any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party to any Financing Agreement or definitive document related to the Financing of which Parent or its Affiliates becomes aware; (x) of the receipt of any written notice or other communication from any person with respect to any actual or potential default, breach, termination or repudiation by any party to any Financing Agreement or any definitive document related to the Financing of any provisions of the Financing Agreements or any definitive document related to the Financing; (y) if for any reason Parent or Merger Sub has determined in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Agreements; and (z) any amendments to the Financing Agreements.  As soon as reasonably practicable, but in any event within five days of the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (w), (x), (y) or (z) of the immediately preceding sentence.

(c)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.8 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to pay any material fees in excess of those contemplated by the Financing Agreements (whether to secure waiver of any conditions contained therein or otherwise). However, nothing contained in this Section 6.8(c) shall release Parent from paying any Termination Fee otherwise payable pursuant to Section 8.3.

(d)           Each of Parent and Merger Sub shall use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate, or cause to be consummated, and shall use, or cause to be used, the proceeds of the Financing for payment of (i) the aggregate Offer Price; (ii) Merger Consideration; and (iii) amounts payable to holders of Company SARs and Company RSUs in accordance with Section 3.4.  Notwithstanding anything to the contrary contained in this Agreement, and without regard to the then market conditions or other general economic conditions, including the interest rate and cost of the Financing, and, for the avoidance of doubt, regardless of whether or not commercially reasonable, if all of the Offer Conditions (other than the Financing Proceeds Condition) have been satisfied or waived or, if the Offer Termination has occurred, all of the conditions set forth in Section 7.1 (other than Section 7.1(d)) and Section 7.2 (other than the conditions that by their terms are to be satisfied at the Merger Closing) have been satisfied or waived, then Parent shall consummate, or cause to be consummated, and shall use, or cause to be used, the proceeds of the Financing no later than the earlier to occur of (i) the Offer Closing Date; or (ii) the Merger Closing Date.

Section 6.9           Financing Cooperation.

(a)           Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives and each of its Subsidiaries to, provide to Parent such reasonable cooperation, at Parent’s sole expense, as may be reasonably requested by Parent to assist Parent in causing the conditions in the Financing Agreements to be satisfied and such cooperation as is otherwise necessary and reasonably requested by Parent in connection with the Financing and the Debt Payoff, which cooperation includes:

(i)            using reasonable best efforts to cause its senior executive officers to participate in a customary and reasonable number of meetings, presentations and due diligence sessions;

(ii)           using reasonable best efforts to provide information necessary or appropriate in connection with the preparation of a customary bank information memoranda and bank syndication materials, offering documents, private placement memoranda and similar documents required in connection with the Financing, including the syndication thereof, provided, that any such bank information memoranda and bank syndication materials, offering documents, private placement memoranda and similar documents shall contain disclosure and pro forma financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;

(iii)          (A) furnishing Parent and the Financing Sources as promptly as practicable with quarterly and monthly financial statements (including financial statements for the months ended October 31, 2010 and November 30, 2010 and for each month thereafter) in the form contemplated by Section 4.1(e)(vi); provided that the filing by the Company of the foregoing financial statements in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, shall be deemed to satisfy the foregoing requirements with respect to the Company Entities for all purposes of this Agreement, and (B) using reasonable best efforts to furnish all financial statements, business and other financial data, audit reports and other information regarding the Company Entities of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of the Company (provided that Parent shall be responsible for the preparation of pro forma financial statements), to the extent the same is of the type and form customarily included in an offering memorandum, private placement memorandum, prospectus and similar documents for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act or otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering memorandum;

(iv)          requesting the auditors of the Company to cooperate with Parent’s reasonable efforts to obtain customary comfort letters upon completion of customary procedures in connection with the Financing;

(v)           using reasonable best efforts to cooperate with Parent’s efforts to obtain consents, landlord waivers and estoppels, non-disturbance agreements, appraisals of any Owned Real Property, surveys and title insurance (including providing reasonable access to Parent and its Representatives to all Owned Real Property and Real Property Leases and Personal Property Leases) as reasonably requested by Parent;

(vi)          reasonably cooperating to permit the prospective lenders involved in the Financing to evaluate the Company Entities’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable;

(vii)         requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered at the Merger Closing to allow for the payoff, discharge and termination in full on the Merger Closing Date of all indebtedness and Liens under the Existing Credit Agreement (the “Debt Payoff”); and

(viii)        furnishing Parent and its Financing Sources promptly, and in any event at least five days prior to the Merger Closing Date, with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

provided, that, notwithstanding anything to the contrary contained in this Agreement (including this Section 6.9) (A) nothing in this Agreement (including this Section 6.9) shall require any such cooperation to the extent that it would (1) require the Company Entities or their Representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Effective Time, or incur any liability or give any indemnities or otherwise commit to take any action that is not contingent upon the Effective Time, (2) unreasonably and materially interfere with the ongoing business or operations of the Company Entities, (3) require the Company Entities to take any action that will conflict with or violate the Company Entities’ organizational documents or any Laws or the Existing Credit Agreement or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which any of the Company Entities is a party, (4) require the Company Entities to enter into or approve any financing or purchase agreement for the Financing (excluding the delivery of documentation related to the financing that will become effective at or following the Effective Time), (5) result in any significant interference with the prompt and timely discharge of the material duties of any of the Company’s executive officers, or (6) result in any officer or director of the Company Entities incurring any personal liability with respect to any matters relating to the Financing, (B) no action, liability or obligation of the Company Entities or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Effective Time, (C) any bank information memoranda required in relation to the Financing need not be issued by the Company Entities and shall contain disclosure and pro forma financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, and (D) notwithstanding anything to the contrary, the Parties agree that any road shows, preparation of documents (including bank information memoranda or other offer documents in connection with the Financing) and provision of information with respect to the prospects and plans for the Company’s business and operations, in each case under this clause (D), in connection with the Financing remains the sole responsibility of Parent and Merger Sub and none of the Company Entities or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect thereto or be required to provide any information or make any presentations with respect to capital structure, or the incurrence of the Financing or other pro forma information relating thereto or the manner in which Parent intends to operate, or cause to be operated, the business of the Surviving Corporation and its Subsidiaries after the Merger Closing.

(b)           The Company and its Representatives shall be indemnified and held harmless by Parent and Merger Sub for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing, the Debt Payoff and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law.

(c)           The Company hereby consents to the use of the trademarks, service marks and logos of the Company Entities in connection with the Financing; provided that such trademarks, service marks or logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company Entities or the reputation or goodwill of the Company Entities or any of their respective intellectual property rights.

(d)           All non-public or other confidential information regarding the Company Entities obtained by Parent, Merger Sub or their Representatives pursuant to this Section 6.9 shall be kept confidential in accordance with the Confidentiality Agreements; provided, that, with the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), Parent and Merger Sub shall be permitted to disclose such information to potential sources of capital, prospective lenders and investors and their respective Representatives in connection with the Financing so long as such persons agree to be bound by the Confidentiality Agreements or other customary confidentiality undertaking.

(e)           Subject to the terms and conditions hereof, at the earlier of the Offer Closing and the Merger Closing, Parent shall cause the indebtedness under the Existing Credit Agreement to be satisfied and discharged in accordance with the terms thereof.

Section 6.10         Rule 14d-10 Matters. Notwithstanding anything in this Agreement to the contrary, the Company shall not, after the Agreement Date, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any Company Personnel unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee (each member of which the Company Board determined is an “Independent Director” within the meaning of the NYSE rules and shall be an “Independent Director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (i) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

Section 6.11         Company Benefit Plan Matters.  No covenant or other undertaking in this Agreement shall constitute an amendment to any employee benefit plan, program, policy or arrangement, and any covenant or undertaking that suggests that an employee benefit plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy or arrangement.  Nothing in this Agreement, express or implied, shall be construed (a) as requiring Parent or any of its Subsidiaries to employ any employee of a Company Entity for any length of time following the Merger Closing Date, subject to Parent’s and the Company’s compliance with any applicable severance or change of control arrangements or (b) to prevent Parent or any of its Subsidiaries from (A) terminating, or modifying the terms of employment of, any such employee following the Merger Closing Date or (B) terminating or modifying to any extent any Company Benefit Plan, Company Benefit Agreement, Parent Benefit Plan or any other employee benefit plan, program, agreement or arrangement that Parent or any of its Subsidiaries may establish or maintain.

Section 6.12        State Takeover Laws.  If any Takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub or their Affiliates or this Agreement or the Transactions, including Section 203 of the DGCL and Section 23B.19 of the WBCA, then the Company and the Company Board, as applicable, shall take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate, or if not possible minimize to the maximum extent possible, the effects of such Takeover Law on this Agreement and the Transactions.  No Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Law to be inapplicable to the Transactions.

Section 6.13         16b-3 Exemption.  The Company shall take all steps reasonably required to cause any other dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.14        FIRPTA Certificate.  The Company shall use reasonable best efforts to deliver to Parent, at the earlier of the Offer Closing Date and the Effective Time, a properly completed and executed certificate to the effect that the Company Common Stock is not a U.S. real property interest (such certificate in the form required by Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)).

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each Party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) written waiver on or prior to the Effective Time of the following conditions:

(a)           Stockholder Approval.  The Stockholder Approval shall have been obtained if required by applicable Law.

(b)           Regulatory Approvals.  The waiting period (and any extension thereof) applicable to the consummation of the Merger and, unless the Offer Termination shall have occurred, the Offer under any Competition Law shall have expired or early termination thereof shall have been granted with respect thereto, and any approval or consent of any Governmental Entity that is necessary for the Transactions to be consummated in accordance with the terms of this Agreement, the failure of which to be obtained would, upon the purchase of the Company Common Stock pursuant to the Offer or consummation of the Merger, have a Material Adverse Effect, shall have been obtained or be in full force and effect.

(c)           No Injunctions or Legal Restraints.  There shall not be in effect Law or Judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Transactions, by any Governmental Entity (collectively, “Legal Restraints”) (other than the application of the waiting period provisions of any Competition Law to the Transactions) the effect of which is to, or would reasonably be expected to, directly or indirectly (i) make illegal or otherwise prohibit or materially delay consummation of the Transactions, (ii) restrict, prohibit, or limit the ownership or operation by Parent or any of its Subsidiaries of all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries or compel Parent or any of its Subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries, or impose any material limitation, restriction or prohibition on the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own such assets, (iii) impose limitations on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership of shares of Company Common Stock, including the right to vote any shares of Company Common Stock acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the stockholders of the Company, or (iv) require divestiture by Parent or any of its Subsidiaries of any shares of Company Common Stock; and there shall not exist or be instituted or pending any claim, suit, action or proceeding by any Governmental Entity seeking any of the foregoing consequences.

(d)           Purchase of Company Common Stock in the Offer.  Unless the Offer Termination has occurred, Merger Sub shall have previously accepted for payment, or caused to be accepted for payment, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

Section 7.2           Conditions to Obligations of Parent and Merger Sub to Effect the Merger.  Solely if the Offer Termination shall have occurred or the Offer Closing shall not have occurred, the obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 4.1(c), and Section 4.1(d)(i), that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and any such representations or warranties set forth in Section 4.1(c), and Section 4.1(d)(i) that are not so qualified shall be true and correct in any material respect, in each case as of the Agreement Date and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time); or (ii) set forth in the Agreement (other than those listed in the preceding clause (i)) shall be true and correct as of the Agreement Date and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except in the case of this clause (ii) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, would not have a Material Adverse Effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with its obligations required to be performed or complied with by it under this Agreement at or prior to the Merger Closing.

(c)           No Material Adverse Effect.  Since the Agreement Date, there shall not have occurred any Event that, individually or in the aggregate, would have a Material Adverse Effect.

(d)           Pre-Closing Solvency.  As of immediately prior to the Merger Closing Date (and, for the avoidance of doubt, before giving effect to the incurrence of the Financing and the consummation of the Transactions and such Financing), the Company is Solvent.

(e)           Buyer Triggering Event.  A Buyer Triggering Event shall not have occurred and remain continuing.

(f)           Officers’ Certificate.  Parent shall have received a certificate signed on behalf of the Company by its chief executive officer and chief financial officer certifying that the conditions set forth in Sections 7.2 (a), (b), (c) and (d) have been satisfied.

Section 7.3  Conditions to Obligation of the Company to Effect the Merger.  Solely if the Offer Termination shall have occurred or the Offer Closing shall not have occurred, then the obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub (i) set forth in Sections 4.2(a) and 4.2(b) shall be true and correct in all material respects, in each case as of the Agreement Date and as of such time except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time); or (ii) set forth in the Agreement (other than those listed in the preceding clause (i)) shall be true and correct as of the Agreement Date and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except in the case of this clause (ii) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” set forth therein), individually or in the aggregate, has not prevented or materially impeded and would not reasonably be expected to prevent or materially impede the ability of the Parent and Merger Sub to perform its obligations under this Agreement or to consummate the Transactions.

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied in all material respects with its obligations required to be performed or complied with by it under this Agreement at or prior to the Merger Closing.

(c)           Officers’ Certificate.  Company shall have received a certificate signed on behalf of the Parent by an executive officer thereof certifying that the conditions set forth in Sections 7.3 (a) and (b) have been satisfied.

Section 7.4           Frustration of Closing Conditions.  Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was caused by its failure to perform any of its obligations under this Agreement.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1           Termination.  This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Effective Time, whether before or after the Stockholder Approval has been obtained, upon written notice (other than in the case of Section 8.1(a)) from the terminating Party to the non-terminating Party specifying the subsection of this Section 8.1 pursuant to which such termination is effected:

(a)           subject to Section 6.7(c), by mutual written consent of Parent, Merger Sub and the Company;

(b)           by either Parent or the Company, if:

(i)           the Merger shall not have been consummated on or before March 11, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party if (x) the Offer Closing shall have occurred or (y) the failure of such Party to perform any of its obligations under this Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date (it being understood that the Parent and Merger Sub shall be deemed a single Party for purposes of the foregoing provision);

(ii)           any Legal Restraint has been issued, enacted or promulgated that has the effect of preventing or making illegal the consummation of the Offer or the Merger shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party which is then in breach of Section 6.3 (other than any failure to comply with, or participate in, any requests for additional information and documentary material relevant to the Transactions under section 201(e)(1) or 201(e)(2) of the HSR Act (15 U.S.C. § 18a(e)(1) and (2)) if such breach has been a principal cause of such Legal Restraint being or remaining in effect;

(iii)           the Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefore or any adjournment or postponement thereof (unless Section 253 of the DGCL shall be applicable); or

(iv)           there shall not be validly tendered and not validly withdrawn prior to the Expiration Date that number of shares of Company Common Stock which, when added together with the shares of Company Common Stock already owned by Parent and its Subsidiaries (but excluding the number of shares of Company Common Stock that may be validly issued as Top-Up Shares pursuant to the Top-Up), would constitute at least 40% of the total number of outstanding shares of Company Common Stock on the Expiration Date.  For purposes of the foregoing determination, the Parties shall include shares tendered in the Offer pursuant to guaranteed delivery procedures.

(c)           by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its obligations, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) and (ii) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, the Company does not commence to cure such breach or failure within ten Business Days after its receipt of written notice thereof from Parent and use its reasonable best efforts to pursue such cure thereafter; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if (A) Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder or (B) the Offer Closing shall have occurred;

(d)           by the Company, if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its obligations, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and  (ii) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, Parent or Merger Sub does not commence to cure such breach or failure within ten Business Days after its receipt of written notice thereof from the Company and use its reasonable best efforts to pursue such cure thereafter; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if (A) Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder or (B) the Offer Closing shall have occurred;

(e)           by Parent, if any of the following shall have occurred: (i) an Adverse Recommendation Change; (ii) the Company shall have delivered to Parent a Notice of Intended Recommendation Change pursuant to Section 5.2(f) if Parent shall have given the Company the right to enter into an Acquisition Agreement and such right has been available to the Company for no less than 24 hours, (iii) the Company failed to include in the Proxy Statement or the Schedule 14D-9, in each case, when mailed, the Recommendation and a statement of the findings and conclusions of the Company Board referred to in Section 4.1(d)(i), (iv) if, following the disclosure or announcement of a Takeover Proposal (other than a tender or exchange offer described in clause (v) below), the Company Board shall have failed to reaffirm publicly the Recommendation within five Business Days after Parent requests in writing that such recommendation under such circumstances be reaffirmed publicly, or (v) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have announced, within ten Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer (any such event contemplated by this Section 8.1(e), a “Triggering Event”); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if (x) the Offer Closing shall have occurred or (y) unless Section 253 of the DGCL shall be applicable, the Stockholder Approval shall have been obtained;

(f)           by the Company, in accordance with Section 5.2(f) to either accept a Superior Proposal and enter into the Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination or on account of an Intervening Event; provided, however, that payment of the Termination Fee pursuant to Section 8.3(a) or Section 8.3(b) shall be a condition to the termination of this Agreement by the Company pursuant to this Section 8.1(f);

(g)           by the Company, if (i) (A) all the Offer Conditions shall have been satisfied or waived as of the Expiration Date, and (B) Parent shall have failed to consummate the Offer promptly thereafter in accordance with Section 1.1, or (ii) (A) all the Offer Conditions (other than the Financing Proceeds Condition) shall have been satisfied or waived as of the Expiration Date, and (B) Parent shall have failed to consummate the Offer in accordance with Section 1.1, in the case of both clause (i) and (ii) hereof, the Company shall have given Parent written notice at least one Business Day prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination; or

(h)           by the Company if (i) all the conditions set forth in Section 7.1 (other than Section 7.1(d)), to the extent the Offer Termination has occurred) and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which is capable of being satisfied at the Merger Closing), (ii) Parent shall have failed to consummate the Merger by the time set forth in Section 2.2, (iii) the Company has notified Parent in writing that it stands and will stand ready, willing and able to consummate the Merger at such time, and (iv) the Company shall have given Parent written notice at least one Business Day prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(h) and the basis for such termination.

Except as otherwise expressly set forth in this Section 8.1, any proper termination of this Agreement pursuant to this Section 8.1 shall be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

Section 8.2           Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, except as set forth elsewhere in this Article VIII, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company or their respective Representatives, except that (a) the last sentence of Section 1.2(b), the last sentence of Section 6.2(b), and the entirety of Section 6.8(b), Section 6.8(d) and Article VIII and Article IX, shall survive such termination and (b) the termination of this Agreement shall not relieve or release any Party from any liability arising out of (i) its breach of this Agreement prior to such termination; provided, however, that no Party shall have any such liability in the event that it is obligated to pay, and has paid when due, the Termination Fee, Reverse Termination Fee or Transaction Expenses, as applicable, pursuant to the terms of this Agreement or (ii) on account of acts or omissions that constitute fraud.

Section 8.3           Termination Fees and Expenses.

(a)           If this Agreement is terminated by Parent pursuant to Section 8.1(e), then the Company shall pay to Parent the Termination Fee by wire transfer of same-day funds within two Business Days following the date of such termination of this Agreement.

(b)           If this Agreement is terminated by the Company pursuant to Section 8.1(f), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds, concurrently with, and as a condition to the effectiveness of, such termination of this Agreement.

(c)           If after the Agreement Date and prior to the termination of this Agreement, a Takeover Proposal has been made by any Person or group and thereafter:

(i)           (A) this Agreement is terminated (1) by Parent or the Company pursuant to Section 8.1(b)(iii) or (2) by Parent pursuant to Section 8.1(c) and (B) within 12 months after such termination, the Company and any Person or group (or its Affiliate) who made such a Takeover Proposal enter into a definitive agreement providing for a transaction that would constitute a Takeover Proposal (which transaction is thereafter consummated), the Company shall pay to Parent the Termination Fee by wire transfer of same-day funds on the date such transaction is consummated; or

(ii)           (A) this Agreement is terminated by Parent or Company pursuant to Section 8.1(b)(i), (B) at the time of such termination, all of the conditions to the Merger set forth in Article VII other than under Section 7.1(b) have been satisfied, and (C) within 12 months after such termination, the Company and any Person or group (or its Affiliate) who made such a Takeover Proposal enter into a definitive agreement providing for a transaction that would constitute a Takeover Proposal (which transaction is thereafter consummated), then the Company shall reimburse Parent for all Transaction Expenses incurred by Parent, Merger Sub or their Affiliates up to the date of termination in an amount not to exceed $2,900,000.00 by payment to Parent of the amount thereof by wire transfer of same day funds as promptly as reasonably practicable, and in any event within two Business Days following request therefor.

Solely for purposes of this Section 8.3(c), “Takeover Proposal” shall have the meaning assigned to such term in Section 5.2, except that (1) all references to 10% therein shall be deemed to be references to 50% and (2) all references to “Person” or “group” therein shall be deemed to refer only to Persons or groups that were identified and/ or contacted (either directly or through their Representatives) by the Company Entities or their Representatives, or that initiated or maintained contact (either directly or through their Representatives) with any of the Company Entities, with respect to a potential Takeover Proposal during the period beginning May 1, 2010 through the date of termination of this Agreement.

(d)           If this Agreement is terminated by the Company pursuant to (i) Section 8.1(d) due to the failure by Parent to perform any of its covenants or agreements set forth in Sections 6.1,  6.3(a) (except to the extent that such failure by the Company relates to the failure to comply with, or participate in, any requests for additional information and documentary material relevant to the Transactions under section 201(e)(1) or 201(e)(2) of the HSR Act (15 U.S.C. § 18a(e)(1) and (2)), or 6.3(b)(iv), which failure to perform is the principal factor in the failure of the Offer or the Merger to be consummated, (ii) Section 8.1(g) or (iii) Section 8.1(h), then in each case Parent shall pay to the Company the Reverse Termination Fee by wire transfer of same-day funds as promptly as reasonably practicable (and, in any event, within two Business Days following the date of termination of this Agreement).

(e)           If this Agreement is terminated by Parent pursuant to  due to the failure by the Company to perform any of its covenants or agreements set forth set forth in Sections 5.1(a)(i), (ii), (v), (vii), (xviii), (xix), or (xxii) or Sections 5.2, 6.1, 6.3(a) (except to the extent that such failure by the Company relates to the failure to comply with, or participate in, any requests for additional information and documentary material relevant to the Transactions under section 201(e)(1) or 201(e)(2) of the HSR Act (15 U.S.C. § 18a(e)(1) and (2)), 6.3(b)(iv), 6.3(f) or 6.12, which failure to perform is the principal factor in the failure of the Offer or the Merger to be consummated, then the Company shall pay to Parent the Termination Fee by wire transfer of same-day funds as promptly as reasonably practicable (and, in any event, within two Business Days following the date of termination of this Agreement).

(f)           The agreements contained in this Article VIII are an integral part of the Transactions, and, without these agreements, neither the Company nor Parent would have entered into this Agreement.  Accordingly, if the Company or Parent, as the case may be, fails promptly to pay the fee or reimbursement amount due pursuant to Article VIII, in order to obtain such payment, commences litigation that results in an award against the other party for such fee, the Company or Parent, as the case may be, shall pay to the other party its costs and expenses (including attorneys’ fees and expenses) in connection with such litigation, together with interest on the amount of the applicable fee from the date such payment was required to be made until the date of payment at the annual rate of the lesser of 5% plus prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made or 10%.

(g)           Except as expressly set forth in this Article VIII or elsewhere in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

Section 8.4           Amendment.  This Agreement may be amended by the Parties at any time, whether before or after the Offer Closing shall have occurred or the Stockholder Approval, if required by applicable Law, has been obtained; provided, however, that (a) after the Offer Closing, there shall be no amendment that decreases the Merger Consideration and (b) after the Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by stockholders of the Company without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 8.5            Extension; Waiver.  At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto by the other Party or (c) waive compliance with any of the agreements or conditions contained herein by the other Party; provided, however, that after the Stockholder Approval has been obtained, there shall be made no waiver that by Law requires further approval by stockholders of the Company without the further approval of such stockholders.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party which specifically sets forth the terms of such extension or waiver.  The failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.  For purposes of this Section 8.5, Parent and Merger Sub shall be deemed a single Party.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1           Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.2           Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall (a) be delivered by hand, (b) sent by facsimile or (c) sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a Party as shall be specified by notice given in accordance with this Section 9.2):

if to Parent or Merger Sub, to:

Vigor Industrial LLC
5555 N. Channel Ave.
Portland, OR 97217
Facsimile: (503) 247-1620
Attention: Frank Foti

with a copy (which shall not constitute notice) to:

K&L Gates LLP
222 SW Columbia Street, Ste 1400
Portland, OR 97201
Facsimile: (503) 553-6210
Attention: Brendan R. McDonnell

if to the Company, to:

Todd Shipyards Corporation
1801 16th Ave SW
Seattle, WA 98134
Facsimile: (206) 442-8505
Attention: Stephen G. Welch

with a copy (which shall not constitute notice) to:

Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
Facsimile: (314) 241-8624
Attention: Joseph D. Lehrer

Section 9.3           Certain Definitions.  For purposes of this Agreement:

(a)           “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement with terms that are substantively similar to those contained in the Confidentiality Agreements; provided that such confidentiality and standstill agreement shall expressly not prohibit, or adversely affect the rights of the Company Entities thereunder upon, compliance by the Company Entities with any provision of this Agreement.

(b)           “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person.

(c)           “Beneficial Ownership” has the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

(d)           “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by applicable Law to close in New York, New York.

(e)           “Buyer Triggering Event” means the death or Disability of Frank Foti.

(f)           “Disability” means that continuing period of at least 30 days or for intermittent periods totaling more than 90 days in any twelve month period, Frank Foti is unable to perform the essential functions of his position due to an illness, injury or other medical condition.

(g)           “Existing Credit Agreement” means that certain Amended and Restated Credit Agreement between U.S. Bank National Association and Todd Pacific Shipyards Corporation, dated as of April 10, 2006, as amended from time to time.

(h)           “Fee Letter” means any fee letter entered into in connection with the Senior Debt Commitment Letter and the Mezzanine Debt Commitment Letters.

(i)           “Fully Diluted Basis” means the assumption that all outstanding options, warrants, restricted stock units, stock appreciation rights or other securities vested, issued or exercisable as of date of exercise of the Top Up and the Merger Closing Date are exercised, settled in stock or converted, as applicable, in full.

(j)           “Intervening Event” means any material event or development or material change in circumstances occurring or arising after the Agreement Date with respect to a Company Entity that (i) was not known to either the Company Board or the chief executive officer or chief financial officer of the Company as of or prior to the Agreement Date, and was not reasonably foreseeable as of or prior to the Agreement Date, and (ii) does not arise from or relate to (A) any Takeover  Proposal (whether or not a Superior Proposal), (B) any Events relating to Parent or Merger Sub, or (C) clearance of the Transactions under any Competition Laws.

(k)           “Knowledge,” as it relates to the Company, Parent or Merger Sub, means with respect to any matter in question, the actual knowledge, after reasonable inquiry, of any of those individuals listed on Schedule 9.3(k).

(l)           “Material Adverse Effect” means any state of facts, condition, change, effect, development, occurrence or event with respect to the Company Entities, taken as a whole (each, an “Event”) that, individually or in the aggregate, (i) results in or could reasonably be expected to result in a material adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Company Entities, taken as a whole, or (ii) prevents or materially impedes the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect pursuant to clause (i) above: (A) any Events generally affecting the industry in which the Company Entities primarily operate or the economy, or financial or capital markets, in the United States; (B) any Events arising from or otherwise relating to any war (whether or not declared), national or international hostilities, sabotage or terrorism; (C) any failure, in and of itself, by the Company to meet any internal or published projections or predictions (whether such projections or predictions were made by the Company Entities or independent third parties) for any period ending on or after the Agreement Date, provided that the underlying causes of such failure shall not be excluded by this clause (C); (D) any Events resulting from or arising out of any change in any applicable Law or GAAP after the Agreement Date; (E) any Events (including, assuming the Company’s compliance with Section 5.1(a), any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable to the announcement or pendency of the Transactions; (F) any Events resulting from changes in the market price or trading volume of the Company Common Stock; (G) any Events resulting from any action taken by any Company Entity at the written request of Parent or Merger Sub or otherwise required by this Agreement; or (H) any Events resulting solely due to the identity of, or any facts or circumstances relating to Parent or Merger Sub or their respective Affiliates; excluding from this proviso, in the case of clauses (A), (B) and (D), any Event which disproportionately affects, individually or together with other Events, the Company Entities when compared to other Persons operating in the industry in which the Company Entities operate.

(m)           “Person” means any natural person, corporation, limited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity.

(n)           “Representative” of a Person means any Subsidiary of such Person, and the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such Person and its Subsidiaries.

(o)           “Reverse Termination Fee” means $6,500,000.

(p)           “Subsidiary” of any Person means any other Person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person are, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other Person is, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists.

(q)           “Termination Fee” means $4,550,000.

(r)           “Transaction Expenses” means all documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, financing sources (including commitment fees), experts, consultants and the costs of all filing fees and printing costs) incurred in connection with this Agreement or the Transactions.

Section 9.4            Exhibits, Annexes and Schedules; Interpretation.  The headings contained in this Agreement or in any Exhibit, Annex or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Any capitalized terms used in any Schedule, Annex or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to an Article, Section, Subsection, Exhibit or Schedule, such reference shall be to a Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  For all purposes hereof, the terms “include”, “includes” and “including” shall be deemed followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented.  References to a Person are also to its permitted successors and assigns.  References to matters disclosed in the Filed Company SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document filed on or after the Agreement Date.  Any document shall be deemed to have been “made available,” “provided to” or “delivered” to Parent and/or Merger Sub by the Company as of the Agreement Date if such document was, prior to the second business day before the Agreement Date, (i) uploaded to one of the Company’s secure electronic due diligence data rooms located at https://greensfelder.firmex.com with respect to which Parent or its Representatives had access, or (ii) delivered via email or in accordance with Section 9.2 to one of the individuals listed on Schedule 9.3(k).

Section 9.5            Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.6            Entire Agreement; No Third Party Beneficiaries.  This Agreement (a) together with the Exhibits hereto and the Company Disclosure Schedule, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreements, and (b) except for the provisions of Section 6.4, is not intended to confer upon any Person other than the Parties (and their respective successors and assigns) any rights (legal, equitable or otherwise) or remedies, whether as third party beneficiaries or otherwise.

Section 9.7            Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof or that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

Section 9.8           Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.9           Consent to Jurisdiction; Service of Process; Venue.  Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware) for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated by this Agreement (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts).  To the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in the State of Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the Parties irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, in any Delaware State court or the Federal court of the United States of America sitting in the State of Delaware) or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 9.10          Waiver of Jury Trial.  Each Party waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement.  Each Party (a) certifies that no Representative of any other Party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.10.

Section 9.11          Enforcement.  The Parties agree that irreparable damage would occur if any of the provisions of this Agreement, including Section 5.2, were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including Section 5.2, in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, in the Federal court of the United States of America sitting in the State of Delaware), provided, however, that no Party shall be entitled to seek such equitable relief, nor shall such equitable relief issue, in the event the Parties are entitled to recover the Termination Fee or Reverse Termination Fee (and which is paid when due), as applicable (except for the pursuit of an injunction to stop breaches or potential breaches of the last sentence of Section 1.2(b), the last sentence of Section 6.2(b) and the entirety of Section 6.9(d)).  Subject to the preceding proviso, no Party shall oppose the granting of an injunction, specific performance or other equitable relief on the basis that the Party seeking such injunction, specific performance or other equitable relief has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or equity.  If any Party seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with any such injunction or other Judgment.

Section 9.12         Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the Parties, such consent or approval must be in writing and executed and delivered to the other Parties by a Person duly authorized by such party to do so.

Section 9.13          Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 9.14          Company Disclosure Schedules.  All capitalized terms used but not defined in the Company Disclosure Schedules shall have the meanings ascribed to them in this Agreement.  Any information set forth or referred to in any section or subsection of the Company Disclosure Schedule shall be deemed to apply to and to qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent it is reasonably apparent (whether from the descriptions contained therein or upon review of any specific document referenced therein) that the information is relevant to such other section or subsection, notwithstanding the omission of any cross-reference thereto.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by the undersigned thereunto duly authorized, all as of the Agreement Date.

VIGOR INDUSTRIAL LLC

By:	/s/ Frank J. Foti
Name: Frank J. Foti
Title: President

NAUTICAL MILES, INC.

By:	/s/ Frank J. Foti
Name: Frank J. Foti
Title: President

TODD SHIPYARDS CORPORATION

By:	/s/ Stephen G. Welch
Name: Stephen G. Welch
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer or this Agreement, Merger Sub (x) shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any shares of Company Common Stock tendered in the Offer and, (y) subject to the terms of Section 1.2 and Article VIII of the Agreement, may delay the acceptance for payment of or the payment for any shares of Company Common Stock tendered in the Offer or terminate or amend the Offer, if:

(i)           there shall not be validly tendered and not validly withdrawn prior to the Expiration Date that number of shares of Company Common Stock which, when added together with (A) the shares of Company Common Stock already owned by Parent and its Subsidiaries and (B) the number of shares of Company Common Stock that may be validly issued as Top-Up Shares pursuant to the Top-Up, would constitute at least 90% of the total number of outstanding shares of Company Common Stock on the Expiration Date on a Fully Diluted Basis (the “Minimum Tender Condition’) (by way of example, based on the representations and warranties of the Company set forth in this Agreement, approximately 67% of the 5,787,231 shares of Company Common Stock issued and outstanding on the close of business on December 15, 2010 would need to be tendered to satisfy the Minimum Tender Condition, assuming that the Company would have available for valid issuance 13,499,979 Top-Up Shares);

(ii)           any waiting period (and any extension thereof) applicable to the Transactions under any Competition Law shall not have expired or early termination thereof shall not have been granted with respect thereto and any approval or consent of any Governmental Entity that is necessary for the Transactions to be consummated in accordance with the terms of this Agreement, the failure of which to be obtained would, upon the purchase of the Company Common Stock pursuant to the Offer, have a Material Adverse Effect, shall have been obtained or be in full force and effect;

(iii)           despite compliance with Section 6.8, Parent or Merger Sub (either directly or through their Subsidiaries) shall not have received the proceeds of the Financing and/or the lenders party to the Financing Agreements shall not have confirmed to Parent or Merger Sub that the Financing in an amount sufficient to consummate the Offer and the Merger will be available at the Offer Closing on the terms and conditions set forth in the Financing Agreements (“Financing Proceeds Condition”), but a failure of this condition shall not relieve Parent or Merger Sub of its obligation to pay the Reverse Termination Fee pursuant to Section 8.3; or

(iv)           any of the following events shall exist on the Expiration Date or immediately prior to the Offer Closing:

(a)           there shall be in effect any Legal Restraints (other than the application of the waiting period provisions of any Competition Law to the Transactions) the effect of which is to, or would reasonably be expected to, directly or indirectly (1) make illegal or otherwise prohibit or materially delay consummation of the Transactions, (2) restrict prohibit, or limit the ownership or operation by Parent or any of its Subsidiaries of all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries or compel Parent or any of its Subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own such assets, (3) impose limitations on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership of shares of Company Common Stock, including the right to vote any shares of Company Common Stock acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the stockholders of the Company, or (4) require divestiture by Parent or any of its Subsidiaries of any shares of Company Common Stock;

(b)           there shall exist or be instituted or pending any claim, suit, action or proceeding by any Governmental Entity seeking any of the consequences referred to in paragraph (a) above;

(c)           there shall have occurred following the Agreement Date any Event which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(d)           any of the representations and warranties of the Company (1) set forth in Section 4.1(c), and Section 4.1(d)(i), that are qualified as to materiality or Material Adverse Effect shall not be true and correct in all respects, and any such representations or warranties set forth in Section 4.1(c), and Section 4.1(d)(i) that are not so qualified shall not be true and correct in any material respect, in each case as of the Agreement Date and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time); or (2) set forth in the Agreement (other than those listed in the preceding clause (1)) shall not be true and correct as of the Agreement Date and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except in the case of this clause (2) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, would not have a Material Adverse Effect;

(e)           the Company shall have failed to perform or comply with, in any material respect any obligation, agreement or covenant required to be performed by it or complied with under the Agreement and such failure shall not have been cured to the good faith satisfaction of Parent;

(f)           Parent and Merger Sub shall have failed to receive a certificate signed on behalf of the Company by its chief executive officer and the chief financial officer, dated as of the Offer Closing Date, certifying that the conditions set forth in clauses (iv)(c), (d), (e) and (i) of this Exhibit A have not occurred;

(g)           the Company Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Merger Sub the Recommendation or Parent shall have received an Adverse Recommendation Change Notice;

(h)           if the exercise of the Top-Up is necessary to ensure that Parent or  Merger Sub owns at least 90% of the outstanding shares of Company Common Stock immediately after the Acceptance Time, there shall exist under applicable Law or other Legal Restraint any restriction or legal impediment on Merger Sub’s ability and right to exercise the Top-Up, or the shares of Company Common Stock issuable upon exercise of the Top-Up together with the shares of Company Common Stock validly tendered in the Offer and not properly withdrawn are insufficient for Merger Sub to owns at least 90% of the outstanding shares of Company Common Stock;

(i)           as of immediately prior to the Offer Closing Date (and, for the avoidance of doubt, before giving effect to the incurrence of the Financing and the consummation of the Transactions and such Financing), the Company is not Solvent;

(j)           a Triggering Event shall have occurred and remain continuing;

(k)           the Company and Parent shall have reached an agreement that the Offer or the Agreement be terminated, or the Agreement shall have been terminated in accordance with its terms; or

(l)           a Buyer Triggering Event shall have occurred.

For purposes of determining whether the Minimum Tender Condition and the condition set forth in clause (iv)(h) have been satisfied, Parent and Merger Sub shall have the right to include or exclude for purposes of its determination thereof shares tendered in the Offer pursuant to guaranteed delivery procedures.

The conditions set forth in this Exhibit A shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement.

The conditions set forth in this Exhibit A are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub, provided that nothing herein shall relieve any Party from any obligation or liability such Party has under the Agreement) giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition and the condition set forth in part (ii) of this Exhibit A, which may be waived only with the prior written consent of the Company), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Neither Parent nor Merger Sub may rely on the failure of any condition set forth in this Exhibit A to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement.